UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

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☐	Soliciting Material Pursuant to § 240.14a-12

USA Technologies, Inc.

(Name of Registrant as Specified In Its Charter)

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION

DATED DECEMBER 4, 2019

Hudson Executive Capital LP

HEC Management GP LLC

HEC Master Fund LP

HEC SPV IV LP

Lisa P. Baird

Douglas G. Bergeron

Douglas L. Braunstein

Jacob Lamm

Michael K. Passilla

Ellen Richey

Anne M. Smalling

Shannon S. Warren

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

OF

USA TECHNOLOGIES, INC.

This proxy statement and accompanying GOLD proxy card are being furnished to shareholders of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Company”), by Hudson Executive Capital LP (“Hudson Executive”), HEC Management GP LLC (“HEC Management”), HEC Master Fund LP (“Hudson Master Fund”), HEC SPV IV LP (“SPV IV,” together with Hudson Master Fund, the “HEC Funds”), and Douglas L. Braunstein (Mr. Braunstein, collectively with Hudson Executive, HEC Management and the HEC Funds, “Hudson,” “we,” “our” or “us”) and their nominees listed below in connection with the solicitation of proxies from the holders (the “Shareholders”) of common stock, no par value, of the Company (the “Common Stock”) and Series A convertible preferred stock, no par value, of the Company (the “Series A Preferred Stock”) in connection with the annual meeting of Shareholders scheduled to be held on Thursday, April 30, 2020 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof, the “Annual Meeting”). The Company has not yet announced the time or location of the Annual Meeting and has not yet set a record date for determining Shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).

THIS SOLICITATION IS BEING MADE BY HUDSON AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).

This proxy statement and the accompanying GOLD proxy card are first being mailed on or about     , 2019 to all holders of shares of Common Stock and Series A Preferred Stock as of the date hereof. We are soliciting your vote because we believe that Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling, and Shannon S. Warren (collectively, the “Nominees”) would be valuable additions to the Board as they bring a mix of payments, financial services, operational, marketing, capital allocation, and corporate governance expertise that can attract and provide proper oversight of management and help create long-term value for Shareholders.

If elected, the Nominees, subject to their fiduciary duties as directors, currently intend to address a variety of the shortcomings exhibited by the current Board of Directors. These actions include initiating a search process for a new Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and assisting the new management of the Company to improve operating performance and the control environment. The Nominees’ current intentions also include executing on a plan to expand USAT’s presence in the micropayments market and expanding their geographic reach, renegotiating key supplier contracts, improving operating margins and leading a rigorous control and compliance agenda. We believe that USAT, with new leadership at both the Board and management level, can realize the true potential that Shareholders demand.

We believe that the Board and management’s actions over the past several years have consistently eroded shareholder value. In our view, the Board’s failures are numerous and include the following: 1) failure to impose rigorous controls and oversight; 2) failure to attract and retain strong management and to hold weak management accountable; 3) failure to maintain robust operating performance and make sound capital decisions; 4) failure to maintain strong corporate governance focused on shareholder rights and value; and 5) failure to create an environment for successful performance of the Company’s share price. We believe the Board bears ultimate responsibility for these shortcomings, including both the failure to act to address issues in a timely manner as well as the affirmative missteps they have taken to impair shareholder value.

We believe that lack of appropriate controls, oversight and accountability have resulted in significant damage to shareholder value. During the past two years the Company repeatedly failed to file its financial statements on time, which ultimately led to the Company’s securities being suspended from trading on Nasdaq. The Company also disclosed numerous accounting control issues, including a series of errors that we believe occurred as the result of improper oversight. In connection with remediating these failures, the Company incurred direct additional expenses of $15.4 million in fiscal year 2019 and a further $3.7 million in the first quarter of fiscal year 2020.

The Board’s failures to manage its executive talent and appropriately plan for succession represents what we believe is a failure of their oversight responsibilities. It is not surprising that accounting and control issues arose in an environment where the Company employed five different CFOs during the past four years, including the recent resignation of Priyanka Singh on January 7, 2019, just two weeks prior to the Company’s audit firm resigning. In Ms. Singh’s place the Company appointed its current interim CFO, who has little public company experience and is being paid approximately $750,000 annually. Stephen Herbert resigned as CEO on October 17, 2019, only after Hudson made public calls to dismiss him based on longstanding failures in performance. The Company’s inadequate succession plan led to the appointment of an interim CEO who is not fully dedicated to USAT given numerous other commitments, including a legal practice in Wisconsin. The Company is now paying the interim CEO approximately $1,000,000 in annualized cash compensation and granted him fully-vested options to purchase up to 225,000 shares at $7.18 per share. The interim CEO also recently announced he is hiring a Chief of Staff to assist him while the Company also continues to pay consulting fees to the former CEO. The Company had recently added two additional senior management positions: a Chief Operating Officer and a Chief Compliance Officer. This large, expensive, inexperienced and part-time management team is being compensated to manage approximately 120 full time employees.

We believe the Board has also failed to hold management accountable for operating performance and has made significant errors in raising and deploying capital. The Company’s operating performance has continued to struggle for the past two years. The Company recently reported that its gross margins declined in fiscal year 2019 and have continued to deteriorate for the first quarter of fiscal year 2020. Selling, general and administrative expenses also increased substantially during this same period, leading to a decline in operating margins for the first quarter of fiscal year 2020. Given all these expenses, we are not surprised that the Company reported a loss of $7.5 million in Adjusted EBITDA for the quarterly period ended September 30, 2019. Indeed, on the Company’s November 12, 2019 earnings call, the new interim management team provided further bad news regarding operating performance, revising guidance downwards for both gross margins and EBITDA margins for fiscal year 2020. The Company’s most recent capital raise, selling equity to Antara Capital Master Fund LP (“Antara”) at a 27% discount to market and replacing bank debt with 9.75% coupon private debt financing, with no apparent need for the capital of which we are aware, further demonstrates the Board’s mismanagement of shareholder resources. We are deeply concerned that the Company’s underperformance will continue unless there are significant changes at the Board and management level.

The Board has also taken numerous steps that appear to us to be an effort to disenfranchise Shareholders and entrench themselves to shield the Board from accountability. Following Hudson’s announcement of an intention to nominate a slate of highly qualified, independent directors for election at the annual meeting, the Board reversed its policy to split the role of Chairman and CEO a mere 10 months after adopting that position to insure adequate controls. The Board then adopted a shareholder rights plan (also known as a poison pill), which Hudson believes was intended to silence shareholder communications. In addition, the Board approved an amendment to the Company’s Amended and Restated Bylaws (as amended, the “Bylaws”) to restrict the ability of Shareholders to call a special meeting while simultaneously inventing new, and what Hudson believes are invalid, reasons for not holding the annual meeting. The Board also approved final terms for the debt financing which included event of default provisions with respect to Board composition that Hudson believes were designed to entrench the Board. Finally, Hudson was forced to file a lawsuit to invalidate that Bylaw amendment. We were pleased that the Court of Common Pleas of Chester County, Pennsylvania (the “Pennsylvania Court”) ordered the Company to hold an annual meeting on or before April 30, 2020 to elect all directors. The Company responded by announcing the Annual Meeting for the last possible date provided by the Pennsylvania Court—a date approximately 2 years since its last annual meeting.

Concurrently with the Company’s accounting, controls, management, performance and governance struggles, the Company’s share price has dropped precipitously. Through December 2, 2019, USAT’s share price has declined by approximately 58% from its high in August 2018, shortly before the accounting issues were disclosed. The S&P 500 has risen by approximately 9% during the same period.

On April 30, 2020, Shareholders will finally have the opportunity to vote on the Board and realize the true potential that Shareholders demand of the Company.

OUR NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF ALL SHAREHOLDERS. WE BELIEVE THAT YOUR VOICE IN THE FUTURE OF USAT CAN BEST BE EXPRESSED THROUGH THE ELECTION OF OUR NOMINEES. ACCORDINGLY, WE URGE YOU TO VOTE YOUR GOLD PROXY CARD “FOR ALL” OF LISA P. BAIRD, DOUGLAS G. BERGERON, DOUGLAS L. BRAUNSTEIN, JACOB LAMM, MICHAEL K. PASSILLA, ELLEN RICHEY, ANNE M. SMALLING, AND SHANNON S. WARREN AS DIRECTORS.

We do not know of any other matters to be presented for approval by the Shareholders at the Annual Meeting other than (i) the election of directors, (ii) the proposal to repeal each provision of or amendment to the Bylaws, adopted without the approval of Shareholders after November 11, 2019 (the date of the last publicly available Bylaws), and through the conclusion of the Annual Meeting (the “Shareholder Proposal”), (iii) the proposal to approve the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agreement”), (iv) the proposal to ratify the appointment of BDO USA, LLP (“BDO”) as the Company’s independent registered public accounting firm for fiscal year ending June 30, 2020, (v) the proposal to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the Annual Meeting, and (vi) the proposal to approve, on an advisory (non-binding) basis, the frequency of future advisory votes on the Company’s executive compensation. If, however, Hudson learns of any other proposals made at a reasonable time before the Annual Meeting, Hudson will supplement this proxy statement and provide Shareholders with an opportunity to vote by proxy directly on such matters. Hudson is not seeking and will not exercise discretionary authority with respect to your shares on any matter at the Annual Meeting.

The GOLD proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling Shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law or would have the effect of causing Hudson Executive, HEC Management, Hudson Master Fund, SPV IV or Douglas L. Braunstein, or their respective affiliates or associates, to become an “Acquiring Person” for purposes of the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC.

We believe that substantial change is necessary for the Company to achieve its full potential and that this change must begin at the Board level. To that end, Hudson has nominated a slate of eight highly qualified, independent nominees with a mix of payments, financial services, operational, marketing, capital allocation, and corporate governance expertise that can attract and provide proper oversight of management and help create long-term value for Shareholders. We therefore urge you to support us in this effort by voting “FOR ALL” of the Nominees.

We recommend that you vote your shares on the GOLD proxy card as follows:

1.

“FOR ALL” of Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling, and Shannon S. Warren to serve as directors on the Board until the following annual meeting of Shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof) or until their respective successors are duly elected and qualified;

2.

“FOR” the repeal of each provision of or amendment to the Bylaws adopted without the approval of Shareholders after November 11, 2019 (the date of the last publicly available Bylaws), and through the conclusion of the Annual Meeting;

3.	“AGAINST” the proposal to approve the Rights Agreement;

4.	“FOR” the ratification of the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020;

5.

“AGAINST” the proposal to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the Annual Meeting; and

6.	for the approval, on an advisory (non-binding) basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation.

However, the proxy card can only be voted on the proposals if any such proposal is actually presented at the Annual Meeting. The proposal numbers in this proxy statement may not correspond to the proposal numbers that will be used in the Company’s proxy statement. Certain information in this proxy statement will be updated after the Company’s proxy statement is filed. We anticipate that the Company will disclose that there are nine directors up for election at the Annual Meeting. We are seeking your support to elect our slate of eight Nominees, Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling, and Shannon S. Warren. As a result, should a Shareholder so authorize us on the GOLD proxy card, we would cast votes for our eight Nominees.

The enclosed GOLD proxy card may only be voted for our eight Nominees and may not be voted for any of the Company’s director nominees, including any candidate nominated by the Company to fill the vacancy that currently exists on the Board. In the event that a ninth director seat is up for election at the Annual Meeting, Shareholders executing the enclosed GOLD proxy card would not be able to vote for such seat.

You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement, which is expected to be filed with the Securities and Exchange Commission in March 2020, for the names, backgrounds, qualifications and other information concerning the Company’s nominees. If any or all of our Nominees are elected to the Board at the Annual Meeting, any or all of the Company’s nominees may choose not to continue to serve as directors. If all eight of our Nominees are elected, they will constitute a majority of the Board. Shareholders are permitted to vote for less than eight nominees on the GOLD proxy card. In the event our Nominees comprise less than a majority of the Board following the Annual Meeting, it is possible that any actions or changes that may be proposed or supported by one or more of our Nominees will not be adopted by a majority of the Board. We believe that the best opportunity for all eight of our Nominees to be elected is voting on the GOLD proxy card only for our eight nominees. We therefore encourage Shareholders using our GOLD proxy card to vote “FOR ALL” eight of our Nominees and not to vote for any of the Company’s nominees.

The principal executive offices of the Company are located at 100 Deerfield Lane, Suite 300, Malvern, PA 19355.

The Company has disclosed that as of September 30, 2019, there were 63,825,304 shares of Common Stock and 445,063 shares of Series A Preferred Stock outstanding. The Company’s proxy statement for the Annual Meeting is expected to provide the current number of shares of Common Stock and Series A Preferred Stock outstanding and entitled to vote at the Annual Meeting. Based on the Company’s Form 10-K for the fiscal year ended June 30, 2019, each share of Common Stock is entitled to one vote on all matters presented at the Annual Meeting and each share of Series A Preferred Stock is entitled to 0.1988 of a vote on all matters presented at the Annual Meeting, with each fractional vote being rounded to the nearest whole number.

We intend to vote all of the shares of Common Stock that we beneficially own at the Record Date: (i) “FOR ALL” of the Nominees; (ii) “FOR” the repeal of each provision of or amendment to the Bylaws adopted without the approval of Shareholders after November 11, 2019 (the date of the last publicly available Bylaws), and through the conclusion of the Annual Meeting; (iii) “AGAINST” the proposal to approve the Rights Agreement; (iv) “FOR” the ratification of the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020; (v) “AGAINST” the proposal to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the Annual Meeting; and (vi) for the approval, on an advisory (non-binding) basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation.

This proxy solicitation is being made by Hudson and not on behalf of the Board or the Company’s management. Hudson Executive, HEC Management, Hudson Master Fund, SPV IV, Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling, and Shannon S. Warren are “participants” under U.S. Securities and Exchange Commission (“SEC”) rules in this solicitation.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The proxy materials are available at no charge at http://www.innisfreema.com/annual/USAT/.

REGARDLESS OF WHETHER YOU INTEND TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY AUTHORIZING A PROXY TO VOTE “FOR ALL” OF THE NOMINEES AND “FOR” THE SHAREHOLDER PROPOSAL BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD TODAY. WE INTEND TO PROVIDE THE COMPANY WITH INFORMATION PERIODICALLY ON THE NUMBER OF VOTES CAST USING THE GOLD PROXY CARD. WE ENCOURAGE YOU TO VOTE YOUR SHARES IMMEDIATELY TO ALLOW THE COMPANY TO HEAR EXPEDITIOUSLY FROM ITS SHAREHOLDERS.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK OR SERIES A PREFERRED STOCK YOU OWN.

IMPORTANT VOTING INFORMATION

If your shares of Common Stock or Series A Preferred Stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock or Series A Preferred Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock or Series A Preferred Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock or Series A Preferred Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on your behalf on the enclosed GOLD voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed GOLD voting instruction form.

The GOLD proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling Shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law or would have the effect of causing Hudson Executive, HEC Management, Hudson Master Fund, SPV IV or Douglas L. Braunstein, or their respective affiliates or associates, to become an “Acquiring Person” for purposes of the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC.

PLEASE DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AND SERIES A PREFERRED STOCK AT THE ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AND SERIES A PREFERRED STOCK AT THE ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY DATE, SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS ON YOUR GOLD PROXY CARD TO VOTE BY TELEPHONE OR VIA THE INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Innisfree M&A Incorporated (“Innisfree”) is assisting us with our effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock or Series A Preferred Stock, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York NY 10022

Shareholders call toll-free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

It is important that your shares of Common Stock or Series A Preferred Stock be represented and voted at the Annual Meeting. Accordingly, regardless of whether you plan to attend the Annual Meeting in person, please complete, date and sign the GOLD proxy card that has been provided to you by us (and not any proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote (i) “FOR ALL” of the Nominees; (ii) “FOR” the repeal of each provision of or amendment to the Bylaws adopted without the approval of Shareholders after November 11, 2019 (the date of the last publicly available Bylaws), and through the conclusion of the Annual Meeting; (iii) “AGAINST” the proposal to approve the Rights Agreement; (iv) “FOR” the ratification of the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020; (v) “AGAINST” the proposal to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the Annual Meeting; and (vi) for the approval, on an advisory (non-binding) basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains “forward-looking statements.” Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and can be identified by the use of, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could” or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. This cautionary statement is applicable to all forward-looking statements contained in this proxy statement and the material accompanying this proxy statement.

REASONS FOR THE SOLICITATION

Hudson Executive and the other participants in this solicitation are the beneficial owners of an aggregate of 10,385,172 shares of Common Stock of the Company, representing approximately 16.3% of the Company’s outstanding shares of Common Stock, and making us the Company’s largest shareholder.

After over a year of research, we invested in USAT with the belief that we could work collaboratively with the Company to help return it to a strong growth profile, generate free cash flow, and create long-term sustainable value for Shareholders. We believed then, and continue to believe, that the Company has great potential, and we had hoped to work with the Company to unlock that promise. USAT’s share price reacted positively following the announcement of our investment in the Company and our desire to assist the Company in reaching its potential. Following the initial disclosure on May 20, 2019 of Hudson’s ownership in USAT and prior to its suspension of trading from Nasdaq on September 26, 2019, USAT’s share price rose by approximately 40%. However, the Board’s repeated actions have prevented us from helping to unlock the Company’s promise.

We believe that the Board and management’s actions over the past several years have consistently eroded shareholder value. In our view, the Board’s failures are numerous and include the following: 1) failure to impose rigorous controls and oversight; 2) failure to attract and retain strong management and to hold weak management accountable; 3) failure to maintain robust operating performance and make sound capital decisions; 4) failure to maintain strong corporate governance focused on shareholder rights and value; and 5) failure to create an environment for successful performance of the Company’s share price. We believe the Board bears ultimate responsibility for these shortcomings, including both the failure to act to address issues in a timely manner as well as the affirmative missteps they have taken to impair shareholder value.

We believe that lack of appropriate controls, oversight and accountability have resulted in significant damage to shareholder value. During the past two years the Company repeatedly failed to file its financial statements on time, which ultimately led to the Company’s securities being suspended from trading on Nasdaq. The Company also disclosed numerous accounting control issues, including a series of errors that we believe occurred as the result of improper oversight. In connection with remediating these failures, the Company incurred direct additional expenses of $15.4 million in fiscal year 2019 and a further $3.7 million in the first quarter of fiscal year 2020.

The Board’s failures to manage its executive talent and appropriately plan for succession represents what we believe is a failure of their oversight responsibilities. It is not surprising that accounting and control issues arose in an environment where the Company employed five different CFOs during the past four years, including the recent resignation of Priyanka Singh on January 7, 2019, just two weeks prior to the Company’s audit firm resigning. In Ms. Singh’s place the Company appointed its current interim CFO, who has little public company experience and is being paid approximately $750,000 annually. Stephen Herbert resigned as CEO on October 17, 2019, only after Hudson made public calls to dismiss him based on longstanding failures in performance. The Company’s inadequate succession plan led to the appointment of an interim CEO who is not fully dedicated to USAT given numerous other commitments, including a legal practice in Wisconsin. The Company is now paying the interim CEO approximately $1,000,000 in annualized cash compensation and granted him fully-vested options to purchase up to 225,000 shares at $7.18 per share. The interim CEO also recently announced he is hiring a Chief of Staff to assist him while the Company also continues to pay consulting fees to the former CEO. The Company had recently added two additional senior management positions: a Chief Operating Officer and a Chief Compliance Officer. This large, expensive, inexperienced and part-time management team is being compensated to manage approximately 120 full time employees.

We believe the Board has also failed to hold management accountable for operating performance and has made significant errors in raising and deploying capital. The Company’s operating performance has continued to struggle for the past two years. The Company recently reported that its gross margins declined in fiscal year 2019 and have continued to deteriorate for the first quarter of fiscal year 2020. Selling, general and administrative expenses also increased substantially during this same period, leading to a decline in operating margins for the first quarter of fiscal year 2020. Given all these expenses, we are not surprised that the Company reported a loss of $7.5 million in Adjusted EBITDA for the quarterly period ended September 30, 2019. Indeed, on the Company’s November 12, 2019 earnings call, the new interim management team provided further bad news regarding operating performance, revising guidance downwards for both gross margins and EBITDA margins for fiscal year 2020. The Company’s most recent capital raise, selling equity to Antara at a 27% discount to market and replacing bank debt with 9.75% coupon private debt financing, with no apparent need for the capital of which we are aware, further demonstrates the Board’s mismanagement of shareholder resources. We are deeply concerned that the Company’s underperformance will continue unless there are significant changes at the Board and management level.

The Board has also taken numerous steps that appear to us to be an effort to disenfranchise Shareholders and entrench themselves to shield the Board from accountability. Following Hudson’s announcement of an intention to nominate a slate of highly qualified, independent directors for election at the annual meeting, the Board reversed its policy to split the role of Chairman and CEO a mere 10 months after adopting that position to insure adequate controls. The Board then adopted a shareholder rights plan (also known as a poison pill), which Hudson believes was intended to silence shareholder communications. In addition, the Board approved a Bylaw amendment to restrict the ability of Shareholders to call a special meeting while simultaneously inventing new, and what Hudson believes are invalid, reasons for not holding the annual meeting. The Board also approved final terms for the debt financing which included event of default provisions with respect to Board composition that Hudson believes were designed to entrench the Board. Finally, Hudson was forced to file a lawsuit to invalidate that Bylaw amendment. We were pleased that the Pennsylvania Court ordered the Company to hold an annual meeting on or before April 30, 2020 to elect all directors. The Company responded by announcing the Annual Meeting for the last possible date provided by the Pennsylvania Court—a date approximately 2 years since its last annual meeting.

Concurrently with the Company’s accounting, controls, management, performance and governance struggles, the Company’s share price has dropped precipitously. Through December 2, 2019, USAT’s share price has declined by approximately 58% from its high in August 2018, shortly before the accounting issues were disclosed. The S&P 500 has risen by approximately 9% during the same period.

We have therefore come to the conclusion that the Company needs a refreshed Board of highly qualified, independent directors with a mix of payments, financial services, operational, marketing, capital allocation, and corporate governance expertise that can attract and provide proper oversight of management and help create long-term value for Shareholders. Hudson believes the Company is currently undervalued and that the best path forward for Shareholders to realize value on their investment is to elect a new Board that will undertake the actions needed to put the Company on the right track. We are concerned that the current Board lacks the expertise to help implement the needed changes to create long-term value and may seek to avoid addressing these problems by trying to sell the Company at its currently impaired value, and therefore deprive long-term Shareholders of the appropriate value for their stock.

Hudson is therefore nominating eight independent, very accomplished and highly qualified candidates for election to the USAT Board with the expertise necessary to attract and provide proper oversight of management and help create long-term value for Shareholders. Specifically, if elected, the Nominees, subject to their fiduciary duties, currently intend to focus on the following:

1.	Hiring a qualified CEO and CFO with relevant industry experience, and whose incentives are more closely aligned with Shareholders;

2.

Installing a culture of accelerated and responsible growth in the underserved micropayments marketplace through expansion of adjacent lines of business, an expanded product set and international sales;

3.	Renegotiating key supplier contracts, which we believe to be meaningfully off-market, on terms favorable to the Company;

4.	Bringing discipline to product profitability and generating operating cash flow by focusing on growth and controlling the Company’s expenses;

5.	Optimizing the capital structure; and

6.	Restoring credibility through strong governance, effective controls, and creating long-term value for Shareholders.

The Annual Meeting finally provides Shareholders with the right to elect a new Board that can realize the true potential that Shareholders demand.

BACKGROUND TO THIS SOLICITATION

Hudson Executive is an investment firm that primarily seeks to identify value-oriented opportunities in the small and mid-cap U.S. public markets and to actively engage with management, boards and shareholders of portfolio companies. Hudson invested in the Company with the belief that it could work collaboratively with the Company to help return it to a strong growth profile, generate free cash flow, and create long-term sustainable value for Shareholders. In early discussions, the Board and management both said they were pleased Hudson chose to invest in the Company, and that they welcomed Hudson’s active participation. It was in that spirit that Hudson repeatedly endeavored to engage with the Board over the past 10 months.

The Company last held its annual meeting of Shareholders on April 26, 2018.

The following is a description of the events and circumstances, including contacts that we have had with representatives of the Company, leading up to this proxy solicitation. With the benefit of hindsight, we believe that the Company delayed, deferred or rejected our suggestions and did not consider in good faith our efforts to assist the Company, to the detriment of all Shareholders.

•

On September 11, 2018, the Company issued a press release announcing that it will not file its Annual Report on Form 10-K for the fiscal year ended June 30, 2018 (the “Annual Report”) by the September 13, 2018 due date.

•

On October 2, 2018, the Company received a notice (the “Original Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company was not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Listing Rule”) because the Company had not timely filed its Annual Report. The Listing Rule requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the “SEC”). Pursuant to the Original Notice, on October 30, 2018, the Company submitted to Nasdaq a plan to regain compliance (the “Compliance Plan”), and Nasdaq accepted the Compliance Plan and granted an exception pursuant to which the Company was required to file the Annual Report and the Quarterly Report with the SEC on or before March 12, 2019.

•

On November 14, 2018, the Company received a notice (the “Notice”) from Nasdaq stating that because the Company had not yet filed its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 (the “First Quarterly Report”), the Company was again not in compliance with the Listing Rule. The Notice also required the Company to submit to Nasdaq an update to its Compliance Plan by no later than December 3, 2018—which the Company did on December 3, 2018.

•	On January 7, 2019, Priyanka Singh resigned as Chief Financial Officer of the Company.

•

On January 14, 2019, the Company disclosed the principal findings of the investigation of the Audit Committee of the Board (the “Audit Committee”) that focused principally on certain customer transactions entered into by the Company during fiscal years 2017 and 2018. In addition, the Audit Committee recommended, and the Board determined to implement splitting of the roles of Chairman and Chief Executive Officer, creation of a new Compliance Committee, creation of a new Chief Compliance Officer role, and creation of a new Chief Operating Officer role. The Board appointed Albin Moschner as non-executive Chairman and also authorized the Nominating and Corporate Governance Committee to commence a search to identify two additional independent directors to join the Board.

•

On January 24, 2019, the Board appointed Glen E. Goold as the interim Chief Financial Officer of the Company. On January 28, 2019, the Company disclosed that it would conduct a search process to identify a permanent Chief Financial Officer.

•

On January 31, 2019, representatives of Hudson, which included Mr. Braunstein, Kevin Conn and Ian Harris, and representatives of the Company, which included Stephen P. Herbert, Chief Executive Officer, Anant Agrawal, Executive Vice President of Corporate Development, and Maeve Duska, Senior Vice President of Marketing and Strategic Development and Doug Lurio, the Company’s outside general counsel, met at the Company’s headquarters in Malvern, Pennsylvania where they conducted a management due diligence session. During that meeting, the Company indicated to Hudson that it expected to shortly file all required periodic financial reports with the SEC.

•

On February 6, 2019, the Company filed a Form 8-K with the SEC announcing that, RSM US LLP (“RSM”) had notified the Audit Committee of its resignation as the Company’s independent registered public accounting firm. RSM indicated in a letter, dated February 1, 2019, to the Audit Committee that, based on the totality of the information, it had concluded in its professional judgment that it could no longer rely on management representations in connection with the audit of the Company’s 2017 internal control over financial reporting and consolidated financial statements.

•

On February 8, 2019, Mr. Braunstein and other Hudson representatives had a telephone call with Messrs. Herbert and Moschner, during which Messrs. Herbert and Moschner expressed their surprise that RSM had resigned as the Company’s independent registered public accounting firm. Messrs. Herbert and Moschner indicated that a Chief Financial Officer search was underway. Hudson inquired if the Company had adequate liquidity and whether the Board would be open to discussing a potential investment.

•

On February 21, 2019, Mr. Braunstein sent a letter to the Board in which Hudson offered to make a direct investment of up to $50 million in the Company in the form of common equity or a preferred equity instrument, subject to mutually agreed upon terms. Hudson also offered to help identify potential operating executives and director candidates that would help the Company execute operationally and strategically.

•

On February 25, 2019, Mr. Braunstein received an email from Mr. Moschner that said the Board had discussed Hudson’s letter of February 21, 2019 and asked to meet with Mr. Braunstein during the week of March 11, 2019.

•

On February 26, 2019, the Company received a notice from the Staff (the “Staff”) of the Listing Qualifications Department of Nasdaq. The notice indicated that trading of the Company’s securities would be suspended from The Nasdaq Global Market and the Company’s securities would be delisted from The Nasdaq Stock Market unless the Company requested an appeal of this determination with the Nasdaq Hearings Panel (the “Panel”) by no later than March 5, 2019. The notice stated that the Staff had determined that the Company would not be in a position to file all required periodic financial reports with the SEC by the March 12, 2019 deadline previously granted by the Staff. The Company filed a timely appeal with the Panel which automatically stayed the delisting until March 20, 2019. In accordance with applicable rules, the Company also requested that the Panel further stay the delisting pending the hearing. On March 5, 2019, the Company received a letter from Nasdaq scheduling an oral hearing before the Panel for April 11, 2019, and indicating that the Panel would notify the Company by no later than March 20, 2019 whether it had granted a further stay pending the hearing.

•

On March 12, 2019, Messrs. Braunstein, Conn and Harris met with Messrs. Herbert, Moschner and Joel Brooks, a member of the Board at Hudson’s New York City office. At the meeting, the representatives of Hudson provided an overview of Hudson’s business model, investment strategy and examples of how Hudson had been helpful to companies in which they had invested. Furthermore, Hudson offered to assist the Company to identify candidates for the two previously announced vacancies and file its delinquent financial reports on a timely basis. Hudson provided the names and biographies of seven board candidates who have the skills, qualifications and expertise to be valuable additions to the Board. Hudson repeated its offer to provide financing, if needed, to the Company in the form of common equity or a preferred equity investment.

•

On March 26, 2019, Mr. Braunstein emailed Mr. Moschner to reiterate Hudson’s desire that USAT consider the Board candidates presented by Hudson on March 12, 2019 to fill the two Board vacancies previously announced by the Company.

•

On April 8, 2019, Mr. Braunstein emailed Mr. Moschner to again encourage him to reach out to the candidates proposed by Hudson. As of the date of this proxy statement, no candidate referred by Hudson had been contacted.

•

On April 9, 2019, Mr. Braunstein and other Hudson representatives had a telephone call after the close of trading markets in New York with Mr. Moschner during which Mr. Moschner informed Mr. Braunstein and other Hudson representatives that the Company was planning to announce the appointment of two new members of the Board the following day. Mr. Moschner said that the Company would amend the Bylaws to increase the maximum size from nine to eleven members. Mr. Moschner stated that they would be looking to further strengthen the skills on the Board and would consider Hudson-designated nominees for the additional two potential vacancies. In a discussion related to the CFO and COO searches, Hudson indicated it would send Mr. Moschner the names and resumes of highly qualified candidates. Following that telephone call, Mr. Braunstein emailed Mr. Moschner resumes of potential candidates.

•

On April 10, 2019, the Company announced that it had approved an amendment to the Bylaws to increase the maximum size of the Board to eleven members and had appointed three new directors; Patricia A. Oelrich, Ingrid S. Stafford and Donald W. Layden, Jr.

•

On April 17, 2019, the Company received a letter from the Office of General Counsel of Nasdaq informing the Company that the Panel had granted the Company’s request for continued listing of the Company’s stock on Nasdaq. The Panel granted the Company until September 9, 2019 in order to file with the SEC its Annual Report on Form 10-K for the fiscal year ended June 30, 2018, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, its Quarterly Report on Form 10-Q for the quarter ended December 31, 2018, as well as any other periodic report that would be required to be filed with the SEC prior to such date.

•

On April 18, 2019, Mr. Braunstein and other Hudson representatives had a telephone call with Mr. Moschner to encourage him to reach out to Hudson’s Board candidates to help strengthen the skills on the Board.

•

On May 6, 2019, Mr. Braunstein emailed Mr. Moschner to encourage him to reach out to Hudson’s Board candidates. Mr. Moschner replied that the Board intended to add new directors in the future to strengthen the skills on the Board.

•

On May 17, 2019, Mr. Braunstein had a telephone call with Mr. Herbert in which he requested a meeting with the Board. In addition, Mr. Braunstein requested to meet with management to conduct business due diligence and meet the interim Chief Financial Officer.

•

On May 20, 2019, Hudson filed a Schedule 13D with the SEC disclosing an approximate 12% beneficial ownership interest in the Company. Mr. Braunstein emailed Mr. Moschner to request a meeting with the Board and to discuss next steps regarding the Company’s consideration of potential Board candidates.

•	On May 21, 2019, Mr. Moschner responded by email that it was premature to have a call regarding Board candidates.

•

On May 22, 2019, the Company appointed Matthew W. McConnell as Chief Operating Officer. As of the date of this proxy statement, no executive candidates referred by Hudson had been interviewed by the Company.

•	On May 22, 2019, Mr. Herbert scheduled a meeting with Hudson at the Company’s Malvern, Pennsylvania headquarters to conduct business due diligence and meet the new interim CFO.

•	On May 29, 2019, Mr. Braunstein and Hudson representatives had a telephone call with Messrs. Herbert and Moschner. Mr. Moschner said that the Board would not meet with Hudson.

•	On May 30, 2019, Mr. Herbert contacted Mr. Braunstein by email to cancel the business due diligence meeting previously scheduled for May 31, 2019 at the Company’s Malvern, Pennsylvania headquarters.

•

On June 14, 2019, Hudson delivered a letter to the Board requesting a meeting with the full Board and for the Board to engage in formal discussions with Hudson regarding additional independent Board members. Hudson repeated its request to reschedule the previously cancelled business due diligence meeting with senior members of the Company’s management team.

•

On July 2, 2019, Mr. Moschner responded in writing to Hudson’s letter of June 14, 2019 and rejected Hudson’s request for a meeting with the Board. Instead, Mr. Moschner offered to schedule a call with the Chairman and the Chair of the Nominating and Corporate Governance Committee.

•

On July 10, 2019, the Company received a notice from Nasdaq stating that the Company was not in compliance with Nasdaq Listing Rules because of its failure to hold an annual meeting of Shareholders within 12 months following the Company’s 2018 fiscal year.

•

On July 23, 2019, representatives of Hudson met with senior members of the Company’s management team at the Company’s Malvern, Pennsylvania headquarters, approximately two months after the previously scheduled meeting. During the meeting Hudson discussed, amongst other topics, the liquidity of the Company and was informed by the Company that it had adequate financial resources and liquidity.

•

On July 26, 2019, Mr. Moschner and Mr. Schoch held a telephone call with representatives of Hudson. On the call Mr. Braunstein asked for three additional independent directors identified by Hudson to be added to the Board while maintaining the existing size of the Board.

•	On August 5, 2019, Hudson filed Amendment No. 1 to its Schedule 13D disclosing that it increased its beneficial ownership interest in the Company to approximately 13.7%.

•

On August 27, 2019, Mr. Braunstein sent an email to Mr. Moschner and Mr. Schoch indicating a willingness of certain Board candidates to meet in person in Philadelphia or with Mr. Schoch in San Francisco.

•

On September 4, 2019, the Company disclosed that on August 30, 2019, it submitted a request to the Nasdaq Hearings Panel to grant to the Company the maximum possible exception period permitted under applicable Nasdaq rules and interpretations, or until September 23, 2019, and informed the Panel that it was unlikely that the Company will regain compliance with its periodic filing requirements by the deadline previously set for September 9, 2019.

•

On September 4, 2019, Cadwalader, Wickersham & Taft LLP (“Cadwalader”), counsel to Hudson, sent a letter to the Company asking that the Company promptly notify Hudson of the schedule and agenda for the next annual meeting of Shareholders and confirm that there were no requirements for a Shareholder to complete a Company questionnaire or undertaking.

•

On September 6, 2019, the Company received a letter from Nasdaq informing the Company that Nasdaq had granted the Company’s request to extend the exception period to September 23, 2019 for the Company to regain compliance with its periodic filing obligations.

•	On September 9, 2019, Mr. Lurio sent an email to representatives of Hudson asserting that all documents relating to nominations were publicly available. No questionnaire was provided.

•	On September 20, 2019, the Company announced that it had notified Nasdaq that it was unlikely to meet Nasdaq’s September 23, 2019 deadline to regain compliance with its periodic filing obligations.

•

On September 23, 2019, Mr. Braunstein had a telephone call with Mr. Moschner. Mr. Braunstein stated that based on the failure to file the financial statements in a timely fashion (despite repeated assurances that the Company would do so) and the Company’s unwillingness to accept any assistance from Hudson, that Hudson had concluded that meaningful change was needed in Company governance and management. Hudson discussed a newly constituted board with six independent directors identified by Hudson. The new Board would select a new Chairman and initiate a search for a new Chief Executive Officer and Chief Financial Officer. Mr. Moschner informed Mr. Braunstein he would discuss the matter with the Board.

•

On September 24, 2019, the Company received a letter from Nasdaq notifying the Company that as a result of the Company’s failure to regain compliance with its periodic reporting obligations by September 23, 2019, the Panel determined to delist the Company’s securities from trading on Nasdaq and suspended trading in these securities effective at the open of trading on September 26, 2019.

•	On September 27, 2019, Hudson filed Amendment No. 2 to its Schedule 13D disclosing that it increased its beneficial ownership interest in the Company to approximately 16.9%.

•

On September 28, 2019, Mr. Braunstein had a call with Mr. Moschner. Mr. Moschner informed Hudson that a committee of the Board would meet with Hudson representatives on October 10, 2019, in New York City to discuss the governance changes identified during the telephone call of September 23, 2019.

•

On October 9, 2019, the Company issued a press release disclosing that it had regained compliance with its periodic filing obligations. In addition, the Company disclosed that it (i) sold to Antara 3,800,000 shares of Common Stock at a price of $5.25 per share for a total of $19,950,000 (the “Stock Sale”) and (ii) entered into a Debt Commitment Letter (the “Debt Commitment Letter”) with Antara, pursuant to which Antara committed to extend to the Company a $30 million senior secured delayed draw term loan facility. In connection with the Stock Sale, William Blair & Company, L.L.C. (“Blair”) acted as exclusive placement agent for the Company and received a cash placement fee of $1,197,000. Upon execution of the Debt Commitment Letter, the Company paid Antara a non-refundable commitment fee of $1,200,000 and paid Blair, as exclusive placement agent, an additional cash placement fee of $750,000. Finally, the Company agreed to pay up to $400,000 of Antara’s legal fees in connection with the term loan facility. The Company advised Antara that it intended to retire its existing credit facility with JPM.

•

On October 10, 2019, representatives of Hudson, along with Cadwalader, met with Mr. Moschner, and members of the Board, Mr. Layden, Jr. and William J. Schoch, and the Company’s legal counsel, Gibson, Dunn & Crutcher LLP (“Gibson”) at the offices of Gibson.

At the meeting, representatives of Hudson repeated their discussion of governance changes discussed on September 23, 2019 that the Board be reconstituted with a majority of Hudson-designated independent directors. In response, representatives of the Company offered to nominate Mr. Braunstein for election to the Board at the next annual meeting of Shareholders and to consider nominating up to an additional two new Board members, subject to the review and approval of the Nominating and Corporate Governance Committee. In addition, they committed to hold the annual Shareholder meeting within 90 days of October 10, 2019. The Company representatives made clear that they were not prepared to improve upon this offer.

In response to questions regarding the recent financings, the Board representatives of the Company also confirmed that they had not solicited financing alternatives from any long-term Shareholder, did not reach out to Hudson despite Hudson’s prior offers, did not engage in discussions regarding amending the Company’s existing bank facilities with JPM and did not seek other bank funding sources. The Chairman also stated that the Company did not have an immediate need for the capital it had raised. The Board representatives informed Hudson that the decision was unanimously supported by the Board.

Hudson insisted on a change in the Chief Executive Officer role, the initiation of a search process and Hudson’s active involvement in that search process, as well as a change in leadership of the Board. The Board representatives were not prepared to engage in those discussions.

•

On October 10, 2019, Hudson delivered to the Company a demand under Section 1508 of the Pennsylvania Business Corporation Law (the “Demand Letter”) to inspect and make copies or extracts from the Company’s share register, list of Shareholders and other books and records related to the record and beneficial owners of the Company’s capital stock.

•

On October 14, 2019, Hudson issued a press release and letter to Shareholders disclosing that it had decided to nominate a slate of highly qualified, independent directors that would constitute a majority of the Company’s directors at the 2019 annual meeting of Shareholders and that among other items, the new Board would seek a replacement for the existing Chief Executive Officer. Later that day, the Company issued a statement responding to Hudson’s letter to Shareholders. Hudson believes the statement mischaracterized or misstated numerous items.

•

On October 16, 2019, Hudson filed Amendment No. 3 to its Schedule 13D disclosing that it increased its beneficial ownership interest in the Company to approximately 16.3% (after accounting for the common equity issuance to Antara).

•

On October 17, 2019, the Company announced that Stephen P. Herbert resigned as Chief Executive Officer of the Company and as a member of the Company’s Board and that the Board appointed Mr. Layden, Jr. as the interim Chief Executive Officer of the Company.

•

On October 17, 2019, the Company rejected Hudson’s Demand Letter and would not provide Hudson with the requested information on the basis that Hudson Executive Capital LP was not a record holder of the Company and that the Demand Letter had stated that it was a record holder. Hudson had publicly filed its first Schedule 13D with the SEC several months earlier.

•

On October 18, 2019, Hudson issued a press release which responded to the announcement of Mr. Herbert’s resignation and stated that a shareholder meeting must be called at the earliest practicable date.

•

On October 18, 2019, the Board announced that it had adopted a shareholder rights plan (also known as a poison pill) and announced several changes to the Bylaws that increased the burden on Shareholders nominating directors and bringing other items of business before a shareholder meeting.

•

On October 18, 2019, Hudson Master Fund delivered to the Company evidence of its ownership of record of the Company’s Common Stock and a demand under Section 1508 of the Pennsylvania Business Corporation Law (the “Second Demand Letter”).

•

On October 22, 2019, Mr. Layden met with Mr. Braunstein. Mr. Braunstein proposed a number of alternative approaches to reaching a mutually acceptable resolution and asked Mr. Layden to communicate those approaches to the Board and respond with the Board’s feedback by October 25, 2019. Mr. Layden informed Mr. Braunstein in a telephone call on October 25, 2019 that the Board had not considered Mr. Braunstein’s suggested approaches, and would not consider responding to Hudson in any manner until the week of November 4, 2019.

•

On October 24, 2019, the Company provided Hudson with a copy of its director questionnaire. In addition, the Company stated that there had still been no determination of a date for the next annual meeting of Shareholders and that the Company reserved the right to modify the form of questionnaire before the Company announced the date for the next annual meeting of Shareholders.

•

On October 25, 2019, Gibson, on behalf of the Company, delivered to Cadwalader a letter responding to the Second Demand Letter. The Company stated that it would make available to Hudson Master Fund a list of the Shareholders of record as of a recent date, subject to the receipt of a signed confidentiality agreement. However, the Company did not believe that Hudson Master Fund was entitled to the other stocklist materials requested and did not intend to provide them.

•

On November 1, 2019, the Company announced that it had entered into a financing agreement (the “Financing Agreement”) with Antara, as the lender, and Cortland Capital Market Services LLC, as the administrative agent and collateral agent. Pursuant to the Financing Agreement, the Company borrowed $15 million on November 1, 2019 and, subject to the terms of the Financing Agreement, may borrow the remaining $15 million in one draw at any time during the period commencing on July 31, 2020 and terminating on April 30, 2021. Amongst other provisions, the Company agreed to a provision that a change in the majority of Board members as of October 31, 2019 would be an event of default. Upon an event of default, Antara may, in its discretion, declare all of the outstanding principal and unpaid interest due under the loan to be immediately due and payable, and exercise any other rights provided for it under the loan. Hudson believes this provision, in the face of Hudson’s announced intention to run a proxy contest, to be another example of the Board taking measures to entrench itself. Nevertheless, Hudson believes there are numerous alternatives to protect the Company and its Shareholders from the Board’s actions on this matter.

•

On November 4, 2019, Hudson issued a press release announcing that it intends to nominate eight highly qualified, independent director candidates for election to the Board at the Company’s annual meeting of Shareholders. Hudson also filed with the SEC a Preliminary Solicitation Statement for the purpose of soliciting revocable consents from Shareholders of the Company to request a special meeting. Later that day, the Company issued a press release responding to Hudson’s press release and filing.

•	On November 5, 2019, Hudson delivered a letter to the Board taking exception to the statements made in the Company’s press release.

•

On November 7, 2019, Cadwalader, on behalf of Hudson, delivered to Gibson a letter repeating Hudson Master Fund’s request for all the stocklist materials referenced in the Second Demand Letter and providing a marked copy of the confidentiality agreement.

•

On November 8, 2019, Mr. Layden called Mr. Braunstein and stated that in response to the discussions on October 22, 2019, Mr. Layden had been authorized by the Board to engage in settlement discussions. Mr. Layden then conveyed a proposal to Mr. Braunstein.

•

On November 9, 2019, Mr. Braunstein responded to Mr. Layden’s proposal by suggesting, among other items, a number of different settlement proposals including one in which the Company’s Board would initially be comprised one-half by incumbent directors and one-half by directors identified by Hudson.

•	On November 10, 2019, Mr. Layden informed Mr. Braunstein that the Board was not willing to consider a settlement along the lines discussed with Mr. Braunstein on November 9.

•

On November 11, 2019, the Company issued a press release alleging that Hudson’s solicitation was invalid under the Bylaws because the Bylaws prohibit the calling of special meetings for the purpose of removing directors. The Company further announced that the Board had amended the Bylaws to provide that no special meeting of the Shareholders may be called or otherwise requested before the first annual meeting of Shareholders that is held after November 8, 2019 (the “Retroactive Bylaw Amendment”).

•

On November 12, 2019, the Company announced that the Board had appointed Mr. Layden as Executive Chairman of the Board, Mr. Schoch as the lead independent director, and that Mr. Moschner had retired from the Board effective November 8, 2019. In connection with this appointment, the Board amended the Bylaws to provide that the Chairman may also serve as the Chief Executive Officer and/or as another officer of the Company. The Board undertook this unilateral Bylaw amendment less than 11 months after the Audit Committee recommended, and the Board determined to implement, splitting of the roles of Chairman and Chief Executive Officer.

•

On November 12, 2019, Mr. Braunstein called Mr. Layden to discuss a potential settlement pursuant to which the Company’s Board would initially be comprised of four incumbent directors and four directors identified by Hudson. Mr. Layden would remain Chairman. The reconstituted Board would select a new Chief Executive Officer for the Company, who would become the ninth member of the Board. Following the selection of a new Chief Executive Officer, the directors identified by Hudson would comprise 4 of the 9 directors of the reconstituted Board.

•	On November 13, 2019, Mr. Layden called Mr. Braunstein to reject Mr. Braunstein’s November 12, 2019 proposal for a potential settlement.

•

On November 14, 2019, Antara disclosed that the Company had agreed to amend Antara’s standstill obligations under its non-disclosure agreement with the Company relating to the Stock Sale of October 9, 2019 to allow Antara to acquire additional shares of Common Stock which, when taken together with Antara’s existing ownership, would allow Antara to acquire up to 9.9% of the issued and outstanding Common Stock. In addition, the amended non-disclosure agreement removed certain restrictions on the ability of Antara to enter into discussions with third parties regarding the Company.

•

On November 15, 2019, Hudson filed with the SEC a Definitive Solicitation Statement for the purpose of soliciting revocable consents from Shareholders of the Company to request a special meeting of Shareholders to consider certain amendments to the Bylaws. Later on November 15, 2019, Hudson Master Fund filed a lawsuit with the Pennsylvania Court to invalidate the Retroactive Bylaw Amendment that deprived Hudson, and every other Shareholder of the Company, of the right to call or otherwise request a special meeting of the Shareholders before the first annual meeting of Shareholders that is held after November 8, 2019. In its lawsuit, Hudson asked the Pennsylvania Court to (i) declare that the Retroactive Bylaw Amendment is invalid, (ii) enjoin the Board from enforcing the Retroactive Bylaw Amendment, and (iii) declare that Hudson’s consent solicitation can proceed without further interference.

•

On November 15, 2019 and November 18, 2019, Gibson, on behalf of the Company, delivered letters to Cadwalader asserting that certain actions taken by Hudson implicate provisions of Pennsylvania and federal securities laws.

•

On November 19, 2019, Cadwalader, on behalf of Hudson, delivered to Gibson a letter in response to Gibson’s previous letters, stating that Hudson disagrees with the assertions in Gibson’s letters and that Hudson believes they constitute examples of the current Board taking measures to entrench itself.

•

On November 21, 2019, the Pennsylvania Court ordered USAT to call and hold its annual meeting of Shareholders on or before April 30, 2020. The Pennsylvania Court also ordered that the Board stand for election at the annual meeting in accordance with the Bylaws and prohibited the Board from making further amendments of any kind to the Bylaws prior to the annual meeting. As a result of the Pennsylvania Court’s order, which was consented to by USAT and Hudson following oral arguments, Hudson suspended its solicitation of revocable consents to request a special meeting of the Company’s Shareholders because the annual meeting would give Shareholders an opportunity to vote on the Board sooner.

•	On November 26, 2019, Hudson filed with the SEC a Preliminary Proxy Statement in connection with the Annual Meeting.

•

On November 26, 2019, Cadwalader, on behalf of Hudson, delivered to Gibson a letter accepting a number of the revisions made to the confidentiality agreement delivered by Gibson on November 11, 2019, but making clear that Hudson believed that certain of the requested changes – such as the Company’s request to receive a confidentiality undertaking from every attorney or proxy solicitor retained by Hudson Master Fund – were restrictive, cumbersome and not customary, and again requesting all the stocklist materials referenced in the Second Demand Letter.

•	On December 4, 2019, Hudson filed with the SEC Amendment No. 1 to the Preliminary Proxy Statement in connection with the Annual Meeting.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a Shareholder, as well as the answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making this solicitation?

The solicitation for election of the Nominees and the other proposals described in this proxy statement at the Annual Meeting is being made by Hudson. More information regarding Hudson and the other participants in this solicitation is set forth in the section of this proxy statement titled “Certain Information Regarding the Participants.”

What are we asking you to vote for?

We are asking you to vote on the GOLD proxy card at the Annual Meeting as follows:

1.

“FOR ALL” of Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling, and Shannon S. Warren to serve as directors on the Board until the following annual meeting of Shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof) or until their respective successors are duly elected and qualified;

2.

“FOR” the repeal of each provision of or amendment to the Bylaws adopted without the approval of Shareholders after November 11, 2019 (the date of the last publicly available Bylaws), and through the conclusion of the Annual Meeting;

3.	“AGAINST” the proposal to approve the Rights Agreement;

4.	“FOR” the ratification of the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020;

5.

“AGAINST” the proposal to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the Annual Meeting; and

6.	for the approval, on an advisory (non-binding) basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation.

However, the GOLD proxy card can only be voted on the proposals if any such proposal is actually presented at the Annual Meeting.

Why are we soliciting your vote?

Shareholders have not had the opportunity to vote on the Company’s directors since the last annual meeting held on April 26, 2018.

We believe that the Board and management’s actions over the past several years have consistently eroded shareholder value. In our view, the Board’s failures are numerous and include the following: 1) failure to impose rigorous controls and oversight; 2) failure to attract and retain strong management and to hold weak management accountable; 3) failure to maintain robust operating performance and make sound capital decisions; 4) failure to maintain strong corporate governance focused on shareholder rights and value; and 5) failure to create an environment for successful performance of the Company’s share price. We believe the Board bears ultimate responsibility for these shortcomings, including both the failure to act to address issues in a timely manner as well as the affirmative missteps they have taken to impair shareholder value.

The Board has also taken numerous steps that appear to us to be an effort to disenfranchise Shareholders and entrench themselves to shield the Board from accountability. Following Hudson’s announcement of an intention to nominate a slate of highly qualified, independent directors for election at the annual meeting, the Board reversed its policy to split the role of Chairman and CEO a mere 10 months after adopting that position to insure adequate controls. The Board then adopted a shareholder rights plan (also known as a poison pill), which Hudson believes was intended to silence shareholder communications. In addition, the Board approved a Bylaw amendment to restrict the ability of Shareholders to call a special meeting while simultaneously inventing new, and what Hudson believes are invalid, reasons for not holding the annual meeting. The Board also approved final terms for the debt financing which included event of default provisions with respect to Board composition that Hudson believes were designed to entrench the Board. Finally, Hudson was forced to file a lawsuit to invalidate that Bylaw amendment. We were pleased that the Pennsylvania Court ordered the Company to hold an annual meeting on or before April 30, 2020 to elect all directors. The Company responded by announcing the Annual Meeting for the last possible date provided by the Pennsylvania Court—a date approximately 2 years since its last annual meeting.

On April 30, 2020, Shareholders will finally have the opportunity to vote on the Board and realize the true potential that Shareholders demand of the Company.

Who are the Nominees?

We are proposing that Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling and Shannon S. Warren be elected as directors of the Company at the Annual Meeting.

Set forth below is (a) the name, age, any position and office with the Company held by each such Nominee, and the term thereof, business experience during the past five years (including principal occupation and employment during the past five years, the name and principal business of any corporation or other organization in which such occupation or employment was carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company), a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure (including such material information beyond the past five years and information on the Nominee’s particular area of expertise or other relevant qualifications), and (b) any directorships held by such person during the past five years in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years
Lisa P. Baird (58)	160 Varick Street, New York, NY 10013	Lisa P. Baird is currently the Chief Marketing Officer for New York Public Radio (NYPR), America’s most listened-to public radio station and a leading podcast producer, where she oversees marketing, membership, sponsorship and communications. From 2009 to 2018, Ms. Baird served as Chief Marketing Officer of the United States Olympic and Paralympic Committee (USOPC), the 501(c)(3) tasked with stewarding the Olympic Movement in the U.S. In this role, she oversaw marketing, media and revenue supporting US national governing bodies and the Olympic and Paralympic Teams. Ms. Baird has extensive experience in branding, development and marketing for several Fortune 50 companies, including IBM, General Motors, Warner-Lambert Company, Bristol-Myers Squibb Company, Johnson & Johnson Consumer Products, and the Procter & Gamble Company. She currently serves

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years as a Director on the Board of Elite Sportswear, L.P., a global leader in gymnastics, swim and spirit competition apparel, and Soundview Paper Company, LLC, a consumer paper products company.

Ms. Baird earned an A.B. in English from Penn State University (1982) where she also earned an MBA from The Smeal College of Business (1984).

Ms. Baird has strong marketing and operating experience and a proven record of creating, building, enhancing and leading well-known brands as a result of the leadership positions she has held.

Douglas G. Bergeron (58)	265 Lytton Avenue, Palo Alto, CA 94301

Douglas G. Bergeron has served as the founder and sole shareholder of DGB Investment, Inc., a diversified holding company of technology investments, since 2002. In 2001, he led the acquisition of VeriFone Systems, Inc. (Verifone), a company that provides technology for electronic payment transactions at the point-of-sale, from Hewlett-Packard. In 2002, Mr. Bergeron, as Chief Executive Officer of Verifone, partnered with GTCR, a private equity firm, and grew VeriFone into a multi-national company with an enterprise value exceeding $4 billion by 2013, when he left the company. Since 2013, Mr. Bergeron has served as Chairman of the Board of Opus, a leading provider of SaaS-based compliance solutions. In 2016, Mr. Bergeron joined the Board of Directors of United Language Group, a translation, localization and interpreting providers. In 2017, Mr. Bergeron became Chairman of the Board of the Directors of Nyotron, a cyber security software company. Mr. Bergeron is a member of the Board of Directors of Pipeworks Studios, a consumer and commercial games studio, since 2018, and of Renters Warehouse, an online exchange for occupied and performing single family rentals, since 2015. Mr. Bergeron serves as an investor and advisor to Blend, Inc., a consumer finance automation company.

Mr. Bergeron holds an Honours B.A. in Computer Science from York University in Toronto (1983) and a Masters of Science in Systems Management from the University of Southern California in Los Angeles (1987). In 2013, he was awarded an Honorary Doctorate of Laws (LLD) from York University.

Mr. Bergeron draws on his experience as a chief executive officer, turnaround specialist and private equity investor. Additionally, through his experience in the payments industry and in a broad range of

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years industries, Mr. Bergeron will provide the Board with valuable insight regarding the financial and strategic aspects of the Company’s business.

Douglas L. Braunstein (58)	570 Lexington Avenue, 35th Floor, New York, NY 10022

Douglas L. Braunstein has served as the Founder and Managing Partner of Hudson Executive, an investment firm that seeks to identify value-oriented opportunities in the small/mid-cap U.S. public markets, since January 2015. Mr. Braunstein has over 30 years of industry experience and held a variety of positions during his tenure at JPMorgan Chase & Co. (JPM), an investment bank and financial services holding company, which included Chief Financial Officer until December 2012, and member of the company’s Operating Committee as well as Vice Chairman since January 2013. Prior to that, he was also Head of JPM’s Americas Investment Banking and Global M&A departments from 2008 to 2010, and Global Head of Industry Coverage from 2002 to 2007. He served as a member of JPM’s Executive Committee and the Investment Bank Management Committee for over a decade. Mr. Braunstein has been an advisor to numerous boards and management teams in the planning, structuring and implementation of the full range of corporate finance solutions. He has worked on over $1 trillion in transactions. He currently serves on the Board of Directors of Cardtronics plc, which provides automated consumer financial services, and Eagle Pharmaceuticals, Inc., a specialty pharmaceutical company focused on developing and commercializing injectable products, primarily in the critical care and oncology areas. Mr. Braunstein was previously a member of the Board of Directors of Corindus Vascular Robotics, Inc., a company focused on using remote control and robotics to move coronary guidewires and balloon/stent catheters, before its sale to Siemens Healthineers AG.

Mr. Braunstein received his B.S. from Cornell University in 1983 and his J.D. from Harvard Law School in 1986.

Mr. Braunstein’s extensive executive experience and background in investment strategy and banking as well as his strong financial background makes him well qualified to serve as a director.

Jacob Lamm (55)	1341 E 3rd St, Brooklyn, NY 11230	Jacob Lamm is founder and president of Enterik Advisory LLC, providing executive and board level consulting services with a focus on organic and inorganic growth strategies. He previously served as Executive Vice President of CA Technologies, a provider of information technology management

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years software and solutions, from 2009 to 2019, where he was responsible for corporate strategy, M&A, venture investing, strategic alliances, and new business incubation. Prior to joining CA, he co-founded and served as CTO of Professional Help Desk, a provider of Service Management software that was acquired by CA. Additionally, Mr. Lamm has served as a director of both private and non-profit organizations, serving as a director for the Long Island High Technology Incubator, the New York State Smart Grid Consortium and Watermark Medical Inc., a medical technology company focused on remote diagnostic testing, therapy and patient follow-up, the latter from 2010 to 2018.

Mr. Lamm earned a B.S. in computer information science from the City University of New York – Brooklyn College.

Mr. Lamm’s more than 25 years of experience in information technology software and infrastructure would make him a valuable member of the Board.

Michael K. Passilla (52)	4070 Brixham Way, Alpharetta, GA 30022

Michael Passilla has served as Vice Chairman at Chase Merchant Services. the global payment processing division of JPMorgan Chase & Co, from 2016 to 2018. Prior to that, he was the Chief Executive Officer of Chase Merchant Services from 2013 to 2016. Mr. Passilla was the Chief Executive Officer and President of Elavon, Inc., a global payments processing firm, from 2010 to 2013. Mr. Passilla has been a member of the Board of Directors of Priority Technology Holdings, Inc., an IT service management company, since 2019.

Mr. Passilla earned a BBA from the University of Notre Dame and earned an MBA from The J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Passilla’s extensive industry experience would make him a valuable member of the Board.

Ellen Richey (70)	c/o Hudson Executive Capital, LP, 570 Lexington Avenue, 35th Floor, New York, NY 10022	Ellen Richey served as Vice Chairman of Risk and Public Policy of Visa Inc. (Visa), a global payments technology company, from 2014 to 2019, and as Chief Risk Officer from 2017 to 2019. In such roles, Ms. Richey oversaw risk management, including enterprise risk, settlement risk, operational resilience, internal audit, and risks to the integrity of the broader payments ecosystem, and served as a member of Visa’s senior executive committee. During 2014, Ms. Richey concurrently served as Chief Legal Officer, assuming

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years responsibility for the legal function in addition to her risk responsibilities. From 2007 to 2013, Ms. Richey served as Executive Vice President and Chief Enterprise Risk Officer. In that role, she was responsible for oversight of Visa’s compliance, audit and risk teams, including payment system risk, settlement risk and enterprise risk.

Ms. Richey earned a B.A. in Linguistics and Far Eastern Languages from Harvard University (1970) and a J.D. from Stanford University (1977), and served as a law clerk for Associate Justice Lewis F. Powell, Jr. of the United States Supreme Court, from 1979 to 1980.

Ms. Richey’s extensive experience in the payments industry and in risk management, compliance and audit would make her a valuable member of the Board.

Anne M. Smalling (54)	12211 Technology Boulevard., Austin, TX 78727

Anne M. Smalling has served as President and Managing Partner of HM International, LLC (HMI), a privately-held business that acquires undervalued assets and builds a steady trajectory of worth since 1999. As President and Managing Partner, Ms. Smalling provides oversight and supervision of the operating businesses in their succession, strategic planning, financing, acquisition and divestitures and major capital expenditures. Ms. Smalling currently serves as the Chair of the Boards of Directors of Quality Sausage Company, LLC, which is a leader in custom/proprietary pre-cooked meats and pepperoni supplying products to industrial and foodservice customers, since 2014, and American Innovations, a provider of compliance solutions to oil and gas pipelines thru an integrated family of hardware, software and professional services, since 2004. She also serves on the Boards of Directors of Igasamex, S. de R.L. de C.V., a developer of private natural gas distribution systems in Mexico, since 1995, Garrison Brothers, a bourbon distillery, since 2013, and rateGenius, Inc., a multi-state, web-based loan brokerage company, since 1999. She formerly served as Chairman of Windsor Quality Food Company, a leader in frozen food manufacturing for consumers and foodservice, from 2004 to 2014.

Ms. Smalling earned a B.S. in Developmental Psychology from Cornell University (1987) and an MBA from Harvard Business School (1992).

Ms. Smalling’s operational expertise and experience in strategic planning and financing, in a broad range of industries, would make her a valuable member of the Board.

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in each case During the Last Five Years

Shannon S. Warren (49)	c/o Hudson Executive Capital, LP, 570 Lexington Avenue, 35th Floor, New York, NY 10022

Shannon S. Warren currently is the owner and principal of SSW Consulting LLC, providing risk and finance advisory services, since 2019. Ms. Warren was the Chief Control Officer of JPMorgan Chase & Co. (JPM), a global financial services firm, from 2012 to 2016. In this role, she established the Oversight and Control function, designed the framework for the identification and management of operational risk in all products and services offered by JPM, implemented more comprehensive operational risk management technology and managed supervisory regulatory relationships globally. Prior to this role, Ms. Warren was the Corporate Controller and held several additional finance roles at JPM since joining in 2000, and has expertise with accounting and financial reporting matters.

Ms. Warren is a graduate of the University of Michigan and is a Certified Public Accountant (inactive).

Ms. Warren has over 20 years of experience in banking, audit and consulting services that would make her a valuable member of the Board.

As of the date of this proxy statement, the Board consists of eight directors and one vacancy. This proxy statement is soliciting proxies to elect Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling and Shannon S. Warren. As a result, should a Shareholder so authorize us on the GOLD proxy card, we would cast votes for our eight Nominees.

The enclosed GOLD proxy card may only be voted for our eight Nominees and may not be voted for any of the Company’s director nominees, including any candidate nominated by the Company to fill the vacancy that currently exists on the Board. In the event that a ninth director seat is up for election at the Annual Meeting, Shareholders executing the enclosed GOLD proxy card would not be able to vote for such seat. You can only vote for the Company’s director nominees by executing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement, which is expected to be filed with the Securities and Exchange Commission in March 2020, for the names, backgrounds, qualifications and other information concerning the Company’s nominees. If any or all of our Nominees are elected to the Board at the Annual Meeting, any or all of the Company’s nominees may choose not to continue to serve as directors. In the event our Nominees comprise less than a majority of the Board following the Annual Meeting, it is possible that any actions or changes that may be proposed or supported by one or more of our Nominees will not be adopted by a majority of the Board.

Is Hudson trying to “seize control” of the Company?

No. Hudson is nominating eight independent, very accomplished and highly qualified candidates for election to the USAT Board with the expertise necessary to attract and provide proper oversight of management and help create long-term value for Shareholders. On more than one occasion, the Company has misleadingly characterized Hudson’s solicitation as an attempt to “seize control” of the Company. Hudson has not paid any of the candidates in connection with their intended nomination and there are no agreements, arrangements or understandings with respect to any decisions they would make as directors if elected. All eight of the Hudson candidates are independent of USAT and all but one of them has no material connection to Hudson. Five of the eight candidates have no connection to Hudson whatsoever. Of the three with such connections, only Douglas L. Braunstein, the Founder and Managing Partner of

Hudson Executive, has a material connection to Hudson. Douglas G. Bergeron and Anne M. Smalling are passive investors (and in Mr. Bergeron’s case, also an advisor to Hudson) with no management or investment authority. Mr. Bergeron and Ms. Smalling would offer tremendous experience and expertise to the USAT Board. Mr. Bergeron grew VeriFone Systems, Inc. into a multi-national company with an enterprise value exceeding $4 billion and Ms. Smalling, as President and Managing Partner of HMI, provides operational experience and expertise in strategic planning and financing in a broad range of industries.

As an apparent attempt to justify its misleading statement that Hudson is attempting to “seize control,” USAT has publicly stated that three of the candidates formerly worked at JPMorgan Chase & Co. (“JPM”), where Mr. Braunstein served in a number of roles including Chief Financial Officer, Vice Chairman and Head of JPM’s Americas Investment Banking and Global M&A departments. Ms. Warren was the Chief Control Officer of JPM, and in that role established the Oversight and Control function for the identification and management of operational risk in all products and services offered by JPM. Mr. Passilla was Vice Chairman at Chase Merchant Services, the global payment processing division of JPM. All three of these candidates were seasoned and successful executives at an organization well known for its executive talent. These three candidates, as well as the other five candidates, offer tremendous experience and expertise. A statement that these two additional candidates are somehow beholden to Hudson or Mr. Braunstein solely because they worked at JPM, which has over 250,000 employees, is wholly without merit and ignores the value they offer to USAT.

To be clear, Hudson is not seeking to acquire the Company, nor are we seeking to acquire control of the Company. Instead, Hudson’s sole interest is in electing a Board with the qualifications and ability to facilitate necessary and meaningful changes in order to create long-term value for Shareholders. The election of the Nominees will not result in Hudson acquiring control of the Company.

What would the effects be to the Company if Shareholders act to elect the Nominees as a majority of the members of the Board?

Based on a review of the Company’s agreements that it has publicly filed with the SEC, it is possible that if Shareholders act to elect the Nominees as a majority of the members of the Board, then such election could have certain effects under the Company’s agreements. A discussion of these effects is set forth in the section of this proxy statement titled “Certain Effects Related to This Solicitation.”

Who can vote at the Annual Meeting?

The Record Date for determining Shareholders entitled to notice of, or to vote at, the Annual Meeting may be fixed by the Board. Such record date shall be not more than 90 days prior to the date of the Annual Meeting. If not fixed by the Board, the Record Date shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held.

Only holders of Common Stock or Series A Preferred Stock of record at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Based on the Company’s Form 10-K for the fiscal year ended June 30, 2019, each share of Common Stock is entitled to one vote and each share of Series A Preferred Stock is entitled to 0.1988 of a vote on all matters to come before the Annual Meeting, with any fractional vote being rounded to the nearest whole number. The number of votes to which each share of Series A Preferred Stock is entitled is equal to the votes attributable to that number of shares of Common Stock into which each share of Series A Preferred Stock is convertible. The voting rights of the Series A Preferred Stock are subject to adjustment based upon the occurrence of certain events. As of the date of this Proxy Statement, the Company has not disclosed any such adjustments to the Series A Preferred Stock since June 30, 2019.

As of the date of this proxy statement, the Company has not announced the Record Date. Shareholders who sell their shares before the Record Date (or acquire them after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell their shares after the Record Date.

How do proxies work?

We are asking you to appoint Douglas L. Braunstein, Scott S. Winter and Richard M. Brand as your proxy holders to vote your shares of Common Stock and Series A Preferred Stock at the Annual Meeting. You make this appointment by voting the enclosed GOLD proxy card. Giving us your proxy means you authorize the proxy holders to act as your agent to vote your shares of Common Stock and Series A Preferred Stock at the Annual Meeting according to the directions you provide. As your agent, we are required to carry out your voting instructions exactly as you indicate on the GOLD proxy card. Giving us your proxy will not give us beneficial ownership of your shares, nor will it allow us to have voting power over your shares. Instead, it will authorize us to vote your shares at the Annual Meeting as your agent, in the manner you direct. We are not seeking and will not exercise discretionary authority with respect to your shares on any matter at the Annual Meeting.

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the Shareholders at the Annual Meeting.

The GOLD proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling Shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law or would have the effect of causing Hudson Executive, HEC Management, Hudson Master Fund, SPV IV or Douglas L. Braunstein, or their respective affiliates or associates, to become an “Acquiring Person” for purposes of the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC.

What is the quorum requirement for the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast on a particular matter by the Shareholders at the Annual Meeting is necessary to constitute a quorum for purposes of consideration and action on the matter. Votes withheld from director nominees and abstentions on the other proposals to be considered at the Annual Meeting will be counted in determining whether a quorum has been reached, but the failure to execute and return a proxy will result in a Shareholder not being considered present at the meeting. Broker non-votes will be counted as present for purposes of determining the existence of a quorum. The holders of the Common Stock and Series A Preferred Stock vote together and not as separate classes.

What is the effect of an abstain vote?

If you abstain from voting on any of the proposals, your shares will be counted as present and entitled to vote on that matter for purposes of establishing a quorum, but will not be counted for purposes of determining the number of votes cast. As a result, abstentions will not have any effect on the outcome of any of the proposals.

What is a broker non-vote?

A “broker non-vote” occurs when a broker or other nominee who holds shares of Common Stock or Series A Preferred Stock for a beneficial owner withholds its vote on a particular proposal with respect to which it does not have discretionary voting power or instructions from the beneficial owner. Ordinarily, if you are a beneficial owner of shares of Common Stock or Series A Preferred Stock and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on “routine” proposals (which typically include ratification of the selection of auditors and ratification of compensation plans) but may not vote on “non-routine” proposals. However, under the current circumstances of a contested election, none of the proposals are considered “routine” and, accordingly, if you are a beneficial owner holding shares of Common Stock or Series A Preferred Stock through a broker and we have provided our solicitation materials to you with respect to such shares, your broker is not permitted to vote your shares of Common Stock or Series A Preferred Stock on any proposal without receiving instructions from you.

Broker non-votes will be counted as present for purposes of determining the existence of a quorum but broker non-votes will not have any effect on the outcome of any of the proposals.

What vote is required to elect the Nominees?

Under the Bylaws, the nine nominees with the highest number of votes shall be elected directors (meaning, assuming that the Board remains the same size as it is currently, those nine director nominees receiving the greatest number of votes cast “FOR” shall be elected). Shareholders do not have the right to cumulate their votes in the election of directors. This proxy statement is soliciting proxies to elect only the eight Nominees. If you vote on the GOLD proxy card, you will be able to vote for our eight Nominees at the Annual Meeting but will not be able to vote for any of the Company’s director nominees, including any candidate nominated by the Company to fill the vacancy that currently exists on the Board. In the event that a ninth director seat is up for election at the Annual Meeting, Shareholders executing the enclosed GOLD proxy card would not be able to vote for such seat.

How many shares of Common Stock and Series A Preferred Stock must be voted in favor of the other proposals described in this proxy statement?

The affirmative vote of a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting together is required to approve the Shareholder Proposal.

The affirmative vote of a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting together is required to approve the Rights Agreement.

The ratification of the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020 will require the affirmative vote of a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting together.

The affirmative vote of a majority of the votes cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting together is required to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers.

For the advisory vote on named executive officer compensation, the frequency -“1 Year,” “2 Years” or “3 Years”- receiving the highest number of affirmative votes cast by the holders of the issued and outstanding shares of Common Stock and Series A Preferred Stock voting together will be determined to be the preferred frequency of holding future votes regarding the compensation of the Company’s named executive officers.

Abstentions and broker non-votes will not have any effect on the outcome of any of the proposals.

If other matters are properly brought before the Annual Meeting, the vote required will be determined in accordance with applicable law, the listing standards and rules of Nasdaq, the Company’s Amended and Restated Articles of Incorporation (as amended, the “Charter”) and Bylaws, as applicable. Hudson is not seeking and will not exercise discretionary authority with respect to your shares on any matter at the Annual Meeting.

What should I do in order to vote for the Nominees and the Shareholder Proposal?

If your shares of Common Stock or Series A Preferred Stock are held of record in your own name, please authorize a proxy to vote on your behalf by marking, signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided or by instructing us by telephone or via the Internet as to how you would like your shares of Common Stock or Series A Preferred Stock voted (instructions are on your GOLD proxy card).

If you hold your shares of Common Stock or Series A Preferred Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee, only they can exercise your right to vote with respect to your shares of Common Stock or Series A Preferred Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other institution or nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed GOLD voting instruction form. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed GOLD voting instruction form.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the Annual Meeting, please sign, date and return your completed GOLD proxy card prior to the Annual Meeting so that your shares of Common Stock and Series A Preferred Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock and Series A Preferred Stock in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting.

Can I use the GOLD proxy card to vote for any of the Company’s nominees?

No. This proxy statement is soliciting proxies to elect Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling and Shannon S. Warren. As a result, should a Shareholder so authorize us on the GOLD proxy card, we would cast votes for our eight Nominees. If you vote on the GOLD proxy card, you will be able to vote for our eight Nominees at the Annual Meeting but will not be able to vote for any of the Company’s director nominees, including any candidate nominated by the Company to fill the vacancy that currently exists on the Board. In the event that a ninth director seat is up for election at the Annual Meeting, Shareholders executing the enclosed GOLD proxy card would not be able to vote for such seat. You can only vote for the Company’s director nominees by executing and returning a proxy card provided by the Company. Shareholders should refer to the Company’s proxy statement, which is expected to be filed with the Securities and Exchange Commission in March 2020, for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

How do I revoke a proxy?

Any Shareholder has the power to revoke a previously submitted proxy at any time before it is exercised even if you submitted a proxy card or form sent to you by the Company. If you are a holder of record of shares of Common Stock or Series A Preferred Stock, you may revoke a previously submitted proxy by:

•	signing, dating and returning the enclosed GOLD proxy card or any other later-dated proxy in the postage-paid envelope provided;

•	casting a new vote on the Internet or telephone;

•	delivering to the Secretary or any other officer of the Company a written notice of revocation at USA Technologies, Inc., 100 Deerfield Lane, Suite 300, Malvern, PA 19355; or

•	attending the Annual Meeting and voting in person.

Please note, however, that only your last-dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in this proxy statement. Attending the Annual Meeting alone without taking one of the actions set forth above will not revoke your proxy. Under Pennsylvania law, the proxy you grant us by delivering the GOLD proxy card is valid for 3 years from the date it is signed (unless you revoke it before then).

Shareholders who hold their shares of Common Stock or Series A Preferred Stock in “street name” with a bank, brokerage firm, dealer, trust company or other institution or nominee will need to notify the person responsible for their account to revoke or withdraw previously given voting instructions. You may also provide your bank, broker or other nominee with new voting instructions. Only your latest dated voting instructions will count. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, at c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York NY 10022, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK OR SERIES A PREFERRED STOCK AT THE ANNUAL MEETING, NOT EVEN AS A PROTEST VOTE. IF YOU HAVE

ALREADY SENT A PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK OR SERIES A PREFERRED STOCK AT THE ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation on behalf of Hudson?

The expenses related directly to this proxy solicitation will be borne by Hudson Executive and Hudson Executive will seek reimbursement of these costs from the Company.

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares of Common Stock or Series A Preferred Stock, please call our proxy solicitor, Innisfree. Shareholders call toll free at 1-888-750-5834, banks and brokers call collect at 1-212-750-5833.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK OR SERIES A PREFERRED STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR ALL” OF THE NOMINEES AND “FOR” THE REPEAL OF ANY PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED WITHOUT SHAREHOLDER APPROVAL AFTER NOVEMBER 11, 2019 (THE DATE OF THE LAST PUBLICLY AVAILABLE BYLAWS), AND THROUGH THE CONCLUSION OF THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:

The proxy materials are available at no charge at http://www.innisfreema.com/annual/USAT/.

PROPOSAL NO. 1—ELECTION OF NOMINEES

We propose that the Shareholders elect Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling, and Shannon S. Warren as directors of the Company at the Annual Meeting. Hudson intends to formally deliver notice to the Company of its intention to nominate pursuant to the Bylaws during the timeframe required for delivery of such notice under the Bylaws. Based on publicly available information, the Board consists of eight directors and one vacancy.

The initial term of each Nominee, if elected, would be until the following annual meeting of Shareholders (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Shareholders held in lieu thereof) or until their successors are duly elected and qualified in accordance with the Bylaws. Each Nominee has executed a consent to being named as a nominee in this proxy statement as such and to serving as a director of the Company, if so elected.

This proxy statement is soliciting proxies to elect Lisa P. Baird, Douglas G. Bergeron, Douglas L. Braunstein, Jacob Lamm, Michael K. Passilla, Ellen Richey, Anne M. Smalling, and Shannon S. Warren. Therefore, should a Shareholder so authorize us, we will cast votes for the eight Nominees. If any or all of our Nominees are elected to the Board at the Annual Meeting, any or all of the Company’s nominees may choose not to continue to serve as directors. In the event our Nominees comprise less than a majority of the Board following the Annual Meeting, it is possible that any actions or changes that may be proposed or supported by one or more of our Nominees will not be adopted by a majority of the Board.

Each Nominee named herein is independent under the Board’s independence guidelines, the applicable rules of Nasdaq, and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Exchange Act. The Company’s independence standards can be found in its corporate governance guidelines, available at: https://usatechnologiesinc.gcs-web.com/static-files/87d60b82-56d5-4beb-b9a4-2bc560cd04e7.

In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the Shareholders in accordance with his or her duties as a director.

Hudson does not expect that the Nominees will be unable to stand for election. If any Nominee is unable to serve or for good cause will not serve, Hudson may seek to replace such Nominee with a substitute nominee to the extent substitution is permissible under applicable law and the Company’s organizational documents.

Under the Bylaws, the nine nominees with the highest number of votes shall be elected directors (meaning, assuming that the Board remains the same size as it is currently, those nine director nominees receiving the greatest number of votes cast “FOR” shall be elected). Shareholders do not have the right to cumulate their votes in the election of directors. This proxy statement is soliciting proxies to elect only the eight Nominees. If you vote on the GOLD proxy card, you will be able to vote for our eight Nominees at the Annual Meeting but will not be able to vote for any of the Company’s director nominees, including any candidate nominated by the Company to fill the vacancy that currently exists on the Board. In the event that a ninth director seat is up for election at the Annual Meeting, Shareholders executing the enclosed GOLD proxy card would not be able to vote for such seat.

Hudson reserves the right to nominate additional persons, to the extent this is not prohibited under applicable law or the Company’s organizational documents, if the Company purports to increase the number of directorships, and/or the Company takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees or any additional nominee nominated pursuant to the foregoing, and/or any Nominee is unable to serve or for good cause will not serve. Additional nominations made pursuant to the foregoing are without prejudice to the position of Hudson that any attempt to change the size of the Board or disqualify any of the Nominees would constitute unlawful manipulation of the Company’s corporate governance. Hudson reserves the right to nominate more than eight of the Nominees in the event the size of the Board increases. Hudson reserves the right to nominate less than eight of the Nominees in the event the size of the Board decreases. Hudson also reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any

Nominee. If Hudson is permitted to substitute a nominee or propose an additional nominee, or determines to nominate less than eight of the Nominees, Hudson will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee or reduced slate of nominees, that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act.

Information Regarding the Nominees

Information pertaining to the Nominees, including the name, age, present principal occupation, business address, and business experience for the past five years and certain other information, is set forth in the question and answer section of the proxy statement under the section entitled “Who are the Nominees?”, which we urge you to read. This information has been furnished to us by the Nominees. Other than as disclosed in this proxy statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.

There exist no family relationships between any Nominee and any director or executive officer of the Company.

You should refer to the Company’s proxy statement for the Annual Meeting for the names, background, qualifications and other information concerning the Company’s nominees.

Arrangements between Hudson and the Nominees

In connection with the Nomination, Hudson Executive has entered into an Indemnification Agreement with each of the Nominees (the “Nominee Indemnification Agreements” and each a “Nominee Indemnification Agreement”), pursuant to which each Nominee has agreed, among other things, to be a member of Hudson’s slate of nominees (the “Slate”) to be proposed by Hudson for election to the Board and to be named in Hudson’s proxy soliciting materials related to the Annual Meeting and to serve as a director of the Company if elected. Pursuant to the Nominee Indemnification Agreements, Hudson Executive has agreed to indemnify each Nominee against any losses suffered, incurred or sustained by such Nominee in connection with such Nominee’s being a member of the Slate or the solicitation of proxies in connection therewith. Hudson Executive has further agreed to reimburse each Nominee for reasonable, documented, out-of-pocket expenses incurred as a result of such Nominee’s being a member of the Slate, including, without limitation, travel expenses and expenses in connection with legal counsel retained to represent such Nominee in connection with being a member of the Slate.

Other than as set forth herein, no participant in this solicitation and no associate of any participant in this solicitation has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Compensation of the Company’s Directors

Hudson will not compensate the Nominees in connection with their nomination. If elected, the Nominees will be entitled to such compensation from the Company as may be determined by the Company for non-employee directors, and which is described in the Company’s Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 2, 2018 for its 2018 annual meeting and that may be described in the Company’s proxy statement for the Annual Meeting. We expect that, if elected, the Nominees will be indemnified for service as a director of the Company to the same extent indemnification is provided to the current directors of the Company and that the Nominees will be covered by the Company’s director and officer liability insurance, if any.

The share ownership level of each current non-employee director is set forth in the Company’s proxy statement for the Annual Meeting.

None of the Nominees, or any of their respective associates, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in Item 402 of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”).

None of the Nominees has any position or office with the Company, and no occupation or employment with which the Nominees have been involved, during the past five years, was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. None of the Nominees has ever served on the Board.

Interests of the Nominees

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this proxy statement. Hudson expects that the Nominees, if elected, will be indemnified for service as directors of the Company to the same extent indemnification is provided to the current directors of the Company and be covered by the policy of insurance which insures the Company’s directors and officers, if any.

Information regarding the amount of each class of securities of the Company beneficially owned by the Participants in this solicitation and certain other matters is set forth in the section of this proxy statement titled “Certain Information Regarding the Participants.” Except as set forth in this proxy statement, the Nominees do not own any shares of capital stock or other securities of the Company. Information regarding purchases and sales in the securities of the Company effected during the past two years by Participants in this solicitation is set forth in Annex A attached to this proxy statement. Except as set forth in Annex A, there have been no purchases and sales in the securities of the Company in the past two years by the Nominees. Other than as set forth in this proxy statement, none of the Participants, including any Nominee, or any associate of the foregoing persons, has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

Except as set forth in this proxy statement, neither the Nominees nor any of their respective associates are party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding, and there is no event that occurred during the past ten years with respect to the Nominees that is required to be described under 401(f) of Regulation S-K.

The information herein regarding a particular Nominee has been furnished to Hudson by such Nominee.

WE STRONGLY URGE YOU TO VOTE “FOR ALL” OF LISA P. BAIRD, DOUGLAS G. BERGERON, DOUGLAS L. BRAUNSTEIN, JACOB LAMM, MICHAEL K. PASSILLA, ELLEN RICHEY, ANNE M. SMALLING, AND SHANNON S. WARREN BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT.

Please do not return any white proxy card you may receive from the Company or otherwise authorize a proxy (other than on the GOLD proxy card delivered by us to you) to vote your shares of Common Stock or Series A Preferred Stock for the Company’s nominees. If you have already submitted a white proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares of Common Stock or Series A Preferred Stock for the Company’s nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and return the enclosed GOLD proxy card in the postage-paid envelope provided. Only your latest dated proxy will be counted.

PROPOSAL NO. 2—REPEAL OF CERTAIN PROVISIONS OF OR AMENDMENTS TO THE

BYLAWS ADOPTED SINCE NOVEMBER 11, 2019

Section 8.08 of Article VIII of the Bylaws provides that the Bylaws may be amended or repealed, or new bylaws may be adopted, either (i) by vote of the shareholders at any duly organized annual or special meeting of shareholders, or (ii) with respect to those matters that are not by statute committed expressly to the shareholders and regardless of whether the shareholders have previously adopted or approved the bylaw being amended or repealed, by vote of a majority of the Board in office at any regular or special meeting of directors. Pursuant to Section 1757 of the Pennsylvania Business Corporation Law, adoption of the Shareholder Proposal requires the affirmative vote of a majority of the votes cast by all Shareholders entitled to vote thereon.

We believe that in order to ensure that the will of the Shareholders with respect to this proxy solicitation is upheld, no effect should be given to any provision of or amendment to the Bylaws, unilaterally adopted by the Board after the date of the most recent publicly disclosed Bylaws, which is November 11, 2019. We are accordingly proposing a resolution that would repeal any provision of the Bylaws or amendment to the Bylaws that the Board adopted or adopts without the approval of the Shareholders after November 11, 2019 and through the conclusion of the Annual Meeting, including, without limitation, any amendments the Board has adopted or might adopt without public disclosure in an effort to impede the effectiveness of our nomination of the Nominees, negatively impact our ability to solicit and/or obtain proxies from shareholders, contravene the will of the shareholders expressed in those proxies or modify the Company’s corporate governance regime. Approval of the Shareholder Proposal would not result in the repeal of the Bylaw amendments disclosed by the Company in two Form 8-K filings on November 12, 2019. We are not currently aware of any specific provision of or amendment to the Bylaws that would be repealed by the adoption of the Shareholder Proposal. It is possible that, to the extent this proposal is lawfully approved, such approval could result in the repeal of yet-to-be adopted Bylaw provisions that are aligned with security holders’ interests.

Although adoption of this proposal could have the effect of repealing previously undisclosed Bylaw amendments, including those unrelated to the proposed election of the Nominees, without considering the beneficial nature, if any, of such amendments to the Shareholders, it would not repeal any such amendments that were approved by the Shareholders.

The Shareholder Proposal provides for the adoption of a resolution in the following form:

“RESOLVED, that each provision of or amendment to the Bylaws, adopted by the Board without the approval of the Shareholders after November 11, 2019 (the date of the most recent publicly disclosed Bylaws) and through the conclusion of the Annual Meeting be, and they hereby are, repealed.”

WE STRONGLY URGE YOU TO VOTE “FOR” THE SHAREHOLDER PROPOSAL AND TO USE THE GOLD PROXY CARD TO AUTHORIZE A PROXY TO VOTE “FOR” THE REPEAL OF ANY PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED WITHOUT SHAREHOLDER APPROVAL AFTER NOVEMBER 11, 2019 (THE DATE OF THE LAST PUBLICLY AVAILABLE BYLAWS), AND THROUGH THE CONCLUSION OF THE ANNUAL MEETING.

PROPOSAL NO. 3—APPROVAL OF THE RIGHTS AGREEMENT

As we anticipate will be discussed in further detail in the Company’s proxy statement, the Company should propose that the Shareholders vote to approve the Rights Agreement. We recommend a vote “AGAINST” this matter and intend to vote our shares of Common Stock “AGAINST” this proposal.

Additional information regarding this proposal should be contained in the Company’s proxy statement for the Annual Meeting.

PROPOSAL NO. 4—RATIFICATION OF THE APPOINTMENT OF BDO AS THE

COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As we anticipate will be discussed in further detail in the Company’s proxy statement, the Company should propose that the Shareholders vote to ratify the appointment of BDO as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020. We recommend a vote “FOR” this matter and intend to vote our shares of Common Stock “FOR” this proposal.

Additional information regarding this proposal should be contained in the Company’s proxy statement for the Annual Meeting.

PROPOSAL NO. 5—ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S

NAMED EXECUTIVE OFFICERS

As we anticipate will be discussed in further detail in the Company’s proxy statement, the Company should propose that the Shareholders vote to approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers in accordance with the compensation disclosure rules of the SEC. We recommend a vote “AGAINST” this matter and intend to vote our shares of Common Stock “AGAINST” this proposal.

Additional information regarding this proposal should be contained in the Company’s proxy statement for the Annual Meeting.

PROPOSAL NO. 6—ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON

THE COMPANY’S EXECUTIVE COMPENSATION

As we anticipate will be discussed in further detail in the Company’s proxy statement, the Company should propose that the Shareholders vote to approve, on an advisory (non-binding) basis, the frequency of future advisory votes on the Company’s executive compensation in accordance with the compensation disclosure rules of the SEC. We are recommending a vote for the approval, on an advisory (non-binding) basis, of a frequency of “ONE YEAR” for future advisory votes on the Company’s executive compensation and intend to vote our shares of Common Stock for “ONE YEAR” on this proposal.

Additional information regarding this proposal should be contained in the Company’s proxy statement for the Annual Meeting.

OTHER PROPOSALS

Except as set forth in this proxy statement, we do not know of any other matters to be presented for approval by the Shareholders at the Annual Meeting. If, however, Hudson learns of any other proposals made at a reasonable time before the Annual Meeting, Hudson will supplement this proxy statement and provide Shareholders with an opportunity to vote by proxy directly on such matters.

NO APPRAISAL OR DISSENTER’S RIGHTS

Shareholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this proxy statement to be acted upon at the Annual Meeting.

SOLICITATION OF PROXIES

The solicitation of proxies for our Nominees, Shareholder Proposal and the other proposals will be made by Hudson. By virtue of Instruction 3 of Item 4 of Schedule 14A promulgated under the Exchange Act, Hudson and the Nominees are considered participants in the solicitation.

Hudson Executive has retained Innisfree in connection with this proxy solicitation. Innisfree has agreed to provide consulting and analytical services and solicitation services with respect to banks, brokers, institutional investors and individual shareholders. Hudson Executive has agreed to pay Innisfree a fee for its services, which are anticipated to cost approximately $250,000, and to reimburse Innisfree for its reasonable out-of-pocket expenses. Hudson Executive also has agreed to indemnify Innisfree against certain liabilities and expenses in connection with this proxy solicitation, including liabilities under the federal securities laws. Approximately 20 employees of Innisfree will engage in the solicitation. Proxies may be solicited by mail, advertisement, telephone, telegraph, facsimile, electronic mail, internet, in person or by advertisements. Solicitations may also be made by persons employed by or affiliated with Hudson. However, no such person will receive additional compensation for such solicitation.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of USAT shares which they hold of record, and Hudson will reimburse them for their reasonable out-of-pocket expenses.

The expenses related directly to this proxy solicitation are expected to be approximately $             in the aggregate and will be borne by Hudson Executive. These expenses include fees and expenses for attorneys, proxy solicitors, printing, postage, filing expenses and other costs incidental to the solicitation. Of this estimated amount, approximately $             has been spent to date. The actual costs and expenses could be materially different than the estimated amounts. We will file an amendment to this proxy statement if we learn that the actual costs and estimates have materially differed from the estimates disclosed.

The purpose of the proposals in this proxy statement is to advance the interests of all the Company’s Shareholders. Therefore, Hudson believes that its expenses related to this proxy solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this proxy solicitation is successful. The question of reimbursement of the expenses of Hudson by the Company will not be submitted to a shareholder vote. The Board, which will include all eight of the Nominees, if all are elected, would be required to evaluate and consider the requested reimbursement consistent with their fiduciary duties to the Company and the Shareholders.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS

Hudson Executive, HEC Management, Hudson Master Fund, SPV IV and Douglas L. Braunstein (the “Hudson Participants”) are participants in this solicitation. The principal business address of the Hudson Participants is 570 Lexington Avenue, 35th Floor, New York, NY 10022. The Nominees are also participants in this solicitation (together with the Nominees, the “Participants”). The principal business addresses of the Nominees are set forth in the question and answer section of the proxy statement under the section entitled “Who are the Nominees?”

As of December 4, 2019, the amount of each class of securities of the Company beneficially owned by each of the Participants in this solicitation is as follows:

Name	Ownership of Company Common Stock	Percent of Class (1)
Lisa P. Baird	0	0%
Douglas G. Bergeron	0	0%
Douglas L. Braunstein	10,385,172 (2)	16.3%
HEC Management GP LLC	10,385,172 (2)	16.3%
HEC Master Fund LP	10,385,172 (2)	16.3%
HEC SPV IV LP	10,385,172 (2)	16.3%
Hudson Executive Capital LP	10,385,172 (2)	16.3%
Jacob Lamm	0	0%
Michael K. Passilla	0	0%
Ellen Richey	0	0%
Anne M. Smalling	0	0%
Shannon S. Warren	0	0%

(1) This percentage is based on 63,825,304 shares of outstanding Common Stock of the Company, as reported in the Company’s Form 10-Q for the fiscal quarter ended September 30, 2019.

(2) The total number of shares beneficially owned by the Hudson Participants includes 7,644,117 shares owned by Hudson Master Fund and 2,741,055 shares owned by SPV IV.

Hudson Participants

Hudson Executive is an SEC-registered investment advisor to certain affiliated investment funds. Hudson Executive’s principal business is to serve as investment advisor to certain affiliated investment funds.

HEC Management has the principal business of serving as the general partner of Hudson Executive.

The principal occupation of Mr. Braunstein is to serve as the Managing Partner of Hudson Executive and the Managing Member of HEC Management.

Hudson Master Fund’s principal business is investing in securities.

SPV IV’s principal business is purchasing certain securities of the Company.

Hudson Executive, as the investment adviser to the HEC Funds, shares power to vote or direct the vote of (and shares power to dispose or direct the disposition of) the shares held by the HEC Funds.

HEC Management, as the general partner of Hudson Executive, shares power to vote or direct the vote of (and shares power to dispose or direct the disposition of) the shares held by the HEC Funds.

By virtue of his role with respect to Hudson Executive and HEC Management, Mr. Braunstein shares power to vote or direct the vote of (and shares power to dispose or direct the disposition of) the shares held by the HEC Funds and, therefore, each of Mr. Braunstein, HEC Management and Hudson Executive is a beneficial owner of the shares held by the HEC Funds.

Nominees

Each of the Nominees are “Participants” under SEC rules in this solicitation. The name and present principal occupation or employment of each Nominee is set forth in the question and answer section of the proxy statement under the section entitled “Who are the Nominees?”

As of the date hereof, Mr. Bergeron does not own, beneficially or of record, any shares of Common Stock or Series A Preferred Stock. Mr. Bergeron has indirect interests in one or more of the HEC Funds, which own, beneficially or of record, 10,385,172 shares of Common Stock of the Company as of the date hereof. In addition, Mr. Bergeron is one of Hudson Executive’s “CEO Partners” and serves as an advisor to Hudson Executive. Mr. Bergeron has a 0.5% interest in HEC Management, the general partner of Hudson Executive. As of the date hereof, Mr. Bergeron has not engaged in any transactions in securities of the Company during the past two (2) years.

As of the date hereof, Ms. Smalling does not own, beneficially or of record, any shares of Common Stock or Series A Preferred Stock. Ms. Smalling has indirect interests in one or more of the HEC Funds, which own, beneficially or of record, 10,385,172 shares of Common Stock of the Company as of the date hereof. As of the date hereof, Ms. Smalling has not engaged in any transactions in securities of the Company during the past two (2) years.

Transactions in Securities of the Company

As of December 4, 2019, the Hudson Participants have sold 5,300 FLEX European-style put options (with each contract having a 100 multiplier) with a strike price of $7.00 and exercisable on March 20, 2020. The put options sold by the Hudson Participants permit the counterparty thereto to require the Hudson Participants to acquire shares of Common Stock if exercised.

As reflected in more detail in Annex A, within the past year, certain of the Hudson Participants have been party to various listed American style, FLEX European-style and over-the-counter European-style put options providing the right to sell shares of Common Stock (which, were both sold and bought by the relevant Hudson Participant, and which permitted the counterparty thereto to sell and required the relevant Hudson Participant to acquire such shares of Common Stock if exercised and vice versa), with strike price of $5.00 and expiration date of March 15, 2019, strike price of $5.00 and exercisable on June 21, 2019, strike price of $7.00 and exercisable on March 20, 2020, and strike price of $9.00 and exercisable on January 17, 2020. Also, within the past year, certain of the Hudson Participants have been party to various European-style listed call options providing the right to purchase shares of Common Stock (which, were both bought and sold by the relevant Hudson Participant, and which required the counterparty thereto to sell and permitted the relevant Hudson Participant to acquire such shares of Common Stock when exercised and vice versa) with strike price of $10.00 and exercisable on June 21, 2019 and strike price of $10 and exercisable on January 17, 2020. These contracts are no longer in effect.

For information regarding purchases and sales of securities of the Company during the past two years by the Participants, please refer to Annex A. Except as set forth on Annex A, there have been no purchases or sales in the securities of the Company in the past two years by the Participants.

Additional Information Regarding the Participants

Except as set forth in this proxy statement (including the Annexes hereto), (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contracts, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which directors may be elected at the Annual Meeting, has special interests, direct or indirect, by securities holdings or otherwise in any matter to be acted upon as set forth in this proxy statement. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CERTAIN EFFECTS RELATED TO THIS SOLICITATION

Equity Plans

If Shareholders act to elect the Nominees as a majority of the members of the Board, then such election could cause payments to be due under certain provisions of the Company’s outstanding equity award plans, including its 2018 Equity Incentive Plan, 2015 Equity Incentive Plan, 2014 Stock Option Incentive Plan, and 2013 Stock Incentive Plan (together, the “Equity Plans”). Based on a review of the publicly filed copies of the Equity Plans and the Company’s disclosure in its Form 10-K for the fiscal year ended June 30, 2019, the Equity Plans have “double trigger” provisions, meaning that if the Shareholders act to elect the Nominees as a majority of the members of the Board then this alone does not result in any payments becoming due or in the acceleration of vesting under the Equity Plans, but rather a qualifying termination would need to occur within 18 months following such election (generally, a termination without “cause,” or, to the extent provided in an applicable award agreement, a constructive termination or resignation for “good reason”) before any such payments are due or accelerated vesting occurs.

Financing Agreement

On November 1, 2019, the Company announced that it had entered into a Financing Agreement with Antara, as the lender, and Cortland Capital Market Services LLC, as the administrative agent and collateral agent. Under the Financing Agreement, an event of default includes a majority of the members of the Board ceasing to be composed of individuals who were members of the Board as of the date of the Financing Agreement (October 31, 2019) or whose election or nomination to the Board was approved by such directors. Upon an event of default, Antara may, in its discretion, declare all of the outstanding principal and unpaid interest due under the loan to be immediately due and payable, and exercise any other rights provided for it under the loan documents, including foreclosing on the security interests in and to substantially all of the assets, including the intellectual property, of the Company and its subsidiaries. If the Shareholders of the Company elect Hudson’s Nominees to the Board at the Annual Meeting, then it is possible that an event of default could be deemed to occur under the Financing Agreement. Hudson believes that if we are successful in our efforts to replace the Board we will have many alternatives to deal with this issue.

INFORMATION REGARDING SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Company’s proxy statement for its annual meeting of Shareholders must typically be received at the principal offices of the Company not less than 120 days prior to the first anniversary of the mailing date of the proxy statement. As of the date of this proxy statement, the Company has not disclosed the mailing date of its proxy statement for the Annual Meeting.

The Bylaws provide that, in order to be properly brought before an annual meeting, a Shareholder’s notice of a matter that the Shareholder wishes to present (other than a matter brought pursuant to Rule 14a-8 promulgated under the Exchange Act), as well as any director nominations, must be received by the Secretary of the Company not less than 60 nor more than 90 days before the first anniversary of the date of the previous annual meeting. The Bylaws also provide that if the annual meeting date occurs more than 30 days before or 60 days after the first anniversary of the previous annual meeting, the Company must receive proposals not earlier than the close of business on the 90th day prior to the date of the annual meeting and not later than the close of business on the later of: (i) the 60th day prior to the date of the annual meeting; or (ii) the 10th day following the day on which the Company first makes a public announcement of the date of the annual meeting.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement may have been sent to multiple Shareholders in your household. We will promptly deliver a separate copy of the document to you if you write or call our proxy solicitor, Innisfree M&A Incorporated, Inc., 501 Madison Avenue, 20th Floor, New York NY 10022. Shareholders call toll free at 1-888-750-5834, banks and brokers call collect at 1-212-750-5833. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

This proxy statement is dated         . You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Shareholders shall not create any implication to the contrary.

You are advised to read this proxy statement and other relevant documents when they become available because they will contain important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC’s website at www.sec.gov or at Innisfree’s website at http://www.innisfreema.com/annual/USAT/ or by calling Innisfree at the address and phone number indicated above.

Please refer to the Company’s proxy statement for the Annual Meeting and annual report filed with the SEC for certain additional information and disclosure required to be made by the Company in connection with the Annual Meeting and in accordance with applicable law.

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14a-5(c) UNDER THE EXCHANGE ACT. THIS INFORMATION AND DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CERTAIN BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING ALL MATTERS REQUIRING THE APPROVAL OF SHAREHOLDERS, INCLUDING THE ELECTION OF DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED

PARTY TRANSACTIONS, INFORMATION CONCERNING THE COMPANY’S PROCEDURES FOR NOMINATING DIRECTORS, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD AND INFORMATION ON HOW TO OBTAIN DIRECTIONS TO BE ABLE TO ATTEND THE ANNUAL MEETING AND VOTE IN PERSON. IF WE ELECT TO DISTRIBUTE THIS PROXY STATEMENT BEFORE THE COMPANY FILES ITS DEFINITIVE PROXY STATEMENT RELATING TO THE ANNUAL MEETING, WE WILL FILE AN AMENDMENT TO THIS PROXY STATEMENT CONTAINING THE INFORMATION REFERRED TO IN THE PRECEDING SENTENCE ONCE THE COMPANY HAS DISCLOSED SUCH INFORMATION IN ITS DEFINITIVE PROXY STATEMENT.

THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROXY STATEMENT HAS BEEN TAKEN FROM, OR IS BASED UPON, PUBLICLY AVAILABLE DOCUMENTS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. ALTHOUGH WE HAVE NO KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO THE COMPANY CONTAINED IN THIS PROXY STATEMENT IN RELIANCE UPON PUBLICLY AVAILABLE INFORMATION ARE INACCURATE OR INCOMPLETE, TO DATE WE HAVE NOT HAD ACCESS TO THE BOOKS AND RECORDS OF THE COMPANY, WERE NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND STATEMENTS AND ARE NOT IN A POSITION TO VERIFY SUCH INFORMATION AND STATEMENTS. ALL INFORMATION RELATING TO ANY PERSON OTHER THAN THE PARTICIPANTS IS GIVEN ONLY TO OUR KNOWLEDGE. SEE ANNEX B FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES OF COMMON STOCK AND THE OWNERSHIP OF THE SHARES OF COMMON STOCK BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The GOLD proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling Shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law or would have the effect of causing Hudson Executive, HEC Management, Hudson Master Fund, SPV IV or Douglas L. Braunstein, or their respective affiliates or associates, to become an “Acquiring Person” for purposes of the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC.

YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES OF COMMON STOCK OR SERIES A PREFERRED STOCK YOU OWN. WE URGE YOU TO SIGN, DATE, AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE “FOR ALL” OF THE NOMINEES AND “FOR” THE REPEAL OF ANY PROVISION OF OR AMENDMENT TO THE BYLAWS ADOPTED WITHOUT SHAREHOLDER APPROVAL AFTER NOVEMBER 11, 2019 (THE DATE OF THE LAST PUBLICLY AVAILABLE BYLAWS), AND THROUGH THE CONCLUSION OF THE ANNUAL MEETING.

                    , 2019

        Thank you for your consideration and support.

ANNEX A

TRANSACTIONS IN SECURITIES OF THE COMPANY DURING THE PAST TWO YEARS:

HEC Master Fund LP

Trade Date	Buy/Sell	Trade Quantity	Security Description
09/12/2018	Buy	150,000	Common Stock[1]
09/14/2018	Buy	97,000	Common Stock[1]
09/17/2018	Buy	70,616	Common Stock[1]
09/19/2018	Buy	118,000	Common Stock[1]
09/20/2018	Buy	3,000	Common Stock[1]
09/21/2018	Buy	269,000	Common Stock[1]
09/28/2018	Buy	143,000	Common Stock[1]
11/09/2018	Buy	620,000	Common Stock
11/09/2018	Buy	6,200	Put Option; Strike $5; Exp. 3/15/2019
11/16/2018	Buy	162,623	Common Stock
11/16/2018	Buy	12,400	Common Stock
11/19/2018	Buy	125,350	Common Stock
11/19/2018	Buy	199,627	Common Stock
11/20/2018	Buy	100,000	Common Stock
11/21/2018	Buy	8,506	FLEX European Put Option; Strike $5; Exp. 6/21/2019
11/21/2018	Sell[2]	(8,506)	FLEX European Call Option; Strike $10; Exp. 6/21/2019
11/21/2018	Buy	850,600	Common Stock
12/27/2018	Sell	(850,616)	Common Stock
12/27/2018	Buy[3]	8,506	FLEX European Call Option; Strike $10; Exp. 6/21/2019
12/27/2018	Sell	(8,506)	FLEX European Put Option; Strike $5; Exp. 6/21/2019
01/25/2019	Sell	(6,200)	Put Option; Strike $5; Exp. 3/15/2019
01/28/2019	Buy	44,400	Common Stock
01/28/2019	Buy	83,100	Common Stock
01/28/2019	Buy	8,400	Common Stock
01/29/2019	Buy	65,000	Common Stock
01/29/2019	Buy	18,300	Common Stock
01/29/2019	Buy	50,000	Common Stock
01/30/2019	Buy	5,000	Common Stock
01/30/2019	Buy	90,000	Common Stock
01/30/2019	Buy	50,000	Common Stock
01/31/2019	Buy	1,900	Common Stock
02/01/2019	Buy	77,140	Common Stock
02/01/2019	Buy	100,000	Common Stock
02/01/2019	Buy	10,000	Common Stock
02/04/2019	Buy	10,000	Common Stock
02/04/2019	Buy	25,000	Common Stock

Trade Date	Buy/Sell	Trade Quantity	Security Description
02/08/2019	Buy	90,000	Common Stock
02/08/2019	Buy	150,000	Common Stock
03/22/2019	Sell[4]	(4,970)	OTC European Put Option; Strike $9; Exp. 1/17/2020
03/25/2019	Sell[4]	(2,360)	OTC European Put Option; Strike $9; Exp. 1/17/2020
03/26/2019	Sell[4]	(2,243)	OTC European Put Option; Strike $9; Exp. 1/17/2020
03/27/2019	Sell[4]	(2,103)	OTC European Put Option; Strike $9; Exp. 1/17/2020
03/28/2019	Sell[4]	(1,316)	OTC European Put Option; Strike $9; Exp. 1/17/2020
03/29/2019	Sell[4]	(684)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/01/2019	Sell[4]	(719)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/02/2019	Sell[4]	(1,733)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/03/2019	Sell[4]	(293)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/05/2019	Sell[4]	(666)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/10/2019	Sell[4]	(31)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/11/2019	Sell[4]	(301)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/12/2019	Sell[4]	(633)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/15/2019	Sell[4]	(134)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/16/2019	Sell[4]	(12)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/18/2019	Sell[4]	(78)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/22/2019	Sell[4]	(1,368)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/23/2019	Sell[4]	(934)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/24/2019	Sell[4]	(564)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/25/2019	Sell[4]	(1,218)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/26/2019	Sell[4]	(1,427)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/29/2019	Sell[4]	(116)	OTC European Put Option; Strike $9; Exp. 1/17/2020
05/02/2019	Sell[4]	(949)	OTC European Put Option; Strike $9; Exp. 1/17/2020
05/03/2019	Sell[4]	(206)	OTC European Put Option; Strike $9; Exp. 1/17/2020
05/07/2019	Sell[4]	(4,548)	OTC European Put Option; Strike $9; Exp. 1/17/2020
05/08/2019	Buy	1,894,784	Common Stock
05/08/2019	Buy[5]	29,606	OTC European Put Option; Strike $9; Exp. 1/17/2020
05/16/2019	Buy	625,000	Common Stock
05/16/2019	Sell[2]	(6,250)	FLEX European Call Option; Strike $10; Exp. 1/17/2020
08/01/2019	Buy	180	Common Stock
08/01/2019	Buy	714,300	Common Stock
08/05/2019	Sell[4]	(5,300)	FLEX European Put Option; Strike $7; Exp. 3/20/2020
09/19/2019	Buy[3]	6,250	FLEX European Call Option; Strike $10; Exp. 1/17/2020
09/23/2019	Buy	87,240	Common Stock
09/23/2019	Buy	16,866	Common Stock
09/24/2019	Buy	13,264	Common Stock
09/25/2019	Buy	63,667	Common Stock
09/25/2019	Buy	132,640	Common Stock

Trade Date	Buy/Sell	Trade Quantity	Security Description
09/25/2019	Buy	119,376	Common Stock
09/25/2019	Buy	66,320	Common Stock
09/25/2019	Buy	99,480	Common Stock
09/25/2019	Buy	66,320	Common Stock
09/25/2019	Buy	99,480	Common Stock
09/25/2019	Buy	132,640	Common Stock
09/26/2019	Buy	135,956	Common Stock
09/26/2019	Buy	132,640	Common Stock
09/26/2019	Buy	66,320	Common Stock
09/26/2019	Buy	66,320	Common Stock
10/14/2019	Buy	53,056	Common Stock
10/16/2019	Buy	109,428	Common Stock

1 Physically settled total return equity swap. Exercised on October 16, 2018.

2 The call options permit the counterparty thereto to require HEC Master Fund LP to sell shares of Common Stock to the counterparty if exercised.

3 Order executed by HEC Master Fund LP to close out the outstanding call option.

4 The put options permit the counterparty thereto to require HEC Master Fund LP to acquire shares of Common Stock if exercised by the counterparty.

5 Order executed by HEC Master Fund LP to close out the outstanding put option.

HEC SPV IV LP

Trade Date	Buy/Sell	Trade Quantity	Security Description
04/05/2019	Sell[1]	(998)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/10/2019	Sell[1]	(46)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/11/2019	Sell[1]	(453)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/12/2019	Sell[1]	(949)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/15/2019	Sell[1]	(201)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/16/2019	Sell[1]	(19)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/18/2019	Sell[1]	(116)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/22/2019	Sell[1]	(1,581)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/23/2019	Sell[1]	(1,078)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/24/2019	Sell[1]	(653)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/25/2019	Sell[1]	(1,408)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/26/2019	Sell[1]	(1,650)	OTC European Put Option; Strike $9; Exp. 1/17/2020
04/29/2019	Sell[1]	(135)	OTC European Put Option; Strike $9; Exp. 1/17/2020
05/02/2019	Sell[1]	(1,096)	OTC European Put Option; Strike $9; Exp. 1/17/2020
05/08/2019	Buy	664,512	Common Stock
05/08/2019	Buy[2]	10,383	OTC European Put Option; Strike $9; Exp. 1/17/2020
05/08/2019	Buy	85,000	Common Stock
05/09/2019	Buy	50,000	Common Stock
05/09/2019	Buy	177,584	Common Stock
05/10/2019	Buy	40,000	Common Stock
05/13/2019	Buy	85,000	Common Stock
05/16/2019	Buy	625,000	Common Stock
05/16/2019	Sell[3]	(6,250)	FLEX European Call Option; Strike $10; Exp. 1/17/2020
08/01/2019	Buy	72	Common Stock
08/01/2019	Buy	285,700	Common Stock
09/19/2019	Buy[4]	6,250	FLEX European Call Option; Strike $10; Exp. 1/17/2020
09/23/2019	Buy	32,760	Common Stock
09/23/2019	Buy	6,334	Common Stock
09/24/2019	Buy	6,736	Common Stock
09/25/2019	Buy	32,333	Common Stock
09/25/2019	Buy	67,360	Common Stock
09/25/2019	Buy	60,624	Common Stock
09/25/2019	Buy	33,680	Common Stock
09/25/2019	Buy	50,520	Common Stock
09/25/2019	Buy	33,680	Common Stock
09/25/2019	Buy	50,520	Common Stock
09/25/2019	Buy	67,360	Common Stock
09/26/2019	Buy	69,044	Common Stock

Trade Date	Buy/Sell	Trade Quantity	Security Description
09/26/2019	Buy	67,360	Common Stock
09/26/2019	Buy	33,680	Common Stock
09/26/2019	Buy	33,680	Common Stock
10/14/2019	Buy	26,944	Common Stock
10/16/2019	Buy	55,572	Common Stock

1 The put options permit the counterparty thereto to require HEC SPV IV LP to acquire shares of Common Stock if exercised by the counterparty.

2 Order executed by HEC SPV IV LP to close out the outstanding put option.

3 The call options permit the counterparty thereto to require HEC SPV IV LP to sell shares of Common Stock to the counterparty if exercised.

4 Order executed by HEC SPV IV LP to close out the outstanding call option.

ANNEX B

The following table and related explanatory text and footnotes are reprinted from the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019, as filed with the Securities and Exchange Commission on October 9, 2019.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

Common Stock

The following table sets forth, as of September 19, 2019, the beneficial ownership of the common stock of each of the Company’s directors, by the named executive officers included in the Fiscal Year 2019 Summary Compensation Table set forth above, by the Company’s current directors and executive officers as a group, and by the beneficial owners of more than 5% of the common stock. Except as otherwise indicated below, the Company believes that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable:

Name of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(2)		Percent of Class
Steven D. Barnhart	349,908	(3)	*
Joel Brooks	99,354	(4)	*
Glen E. Goold	-		*
Stephen P. Herbert	663,802	(5)	1.10%
Donald W. Layden, Jr.	-		*
Matthew W. McConnell	16,667	(6)	*
Robert L. Metzger	36,257	(7)	*
Albin F. Moschner	374,061	(8)	*
Patricia A. Oelrich	-		*
James M. Pollock	-		*
William J. Reilly, Jr.	136,428	(9)	*
William J. Schoch	144,269	(10)	*
Ingrid S. Stafford	-		*
Anant Agrawal	103,005		*
Michael Lawlor	88,694	(11)	*
Priyanka Singh	92,212	(12)	*
All current directors and executive officers as a group (13 persons)	1,820,746		3.02%

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned		Percent of Class
BlackRock, Inc.	3,893,655	(13)	6.49%
Hudson Executive Capital LP	8,195,972	(14)	13.66%
Oakland Hills BV	4,522,672	(15)	7.54%

*	Less than one percent (1%)

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and derives from either voting or dispositive power with respect to securities. Shares of common stock issuable upon conversion of the series A preferred stock, or shares of common stock issuable upon exercise of options currently exercisable, or exercisable within 60 days of September 19, 2019, are deemed to be beneficially owned for purposes hereof.

(2)	The percentage of common stock beneficially owned is based on 60,008,481 shares outstanding as of September 19, 2019.

(3)

Includes 20,000 shares of common stock issuable upon exercise of stock options granted to Mr. Barnhart that are exercisable as of September 19, 2019, and 3,058 shares which have not yet vested and over which Mr. Barnhart has sole voting power but no dispositive power.

(4)

Includes 20,000 shares of common stock issuable upon exercise of stock options granted to Mr. Brooks that are exercisable as of September 19, 2019, and 3,058 shares which have not yet vested and over which Mr. Brooks has sole voting power but no dispositive power.

(5)

Includes 63,805 shares of common stock beneficially owned by Mr. Herbert’s spouse. Includes 274,267 shares of common stock issuable upon exercise of stock options granted to Mr. Herbert that are exercisable as of, or within 60 days of, September 19, 2019.

(6)	Includes 16,667 shares of common stock issuable upon exercise of options exercisable within 60 days of September 19, 2019.

(7)	Includes 3,058 shares which have not yet vested, and over which Mr. Metzger has sole voting power but no dispositive power.

(8)

Includes 795 shares of common stock issuable upon conversion of 4,000 shares of series A preferred stock, 20,000 shares of common stock beneficially owned by Moschner Family LLC, a Delaware limited liability company, of which Mr. Moschner is the manager, and 3,058 shares which have not yet vested, and over which Mr. Moschner has sole voting power but no dispositive power.

(9)

Includes 100 shares of common stock beneficially owned by Mr. Reilly’s child. Also includes 99 shares of common stock issuable upon conversion of 500 shares of series A preferred stock and 20,000 shares of common stock issuable upon exercise of stock options granted to Mr. Reilly that are exercisable as of September 19, 2019, and 3,058 shares which have not yet vested, and over which Mr. Reilly has sole voting power but no dispositive power.

(10)

Includes 20,000 shares of common stock issuable upon exercise of stock options granted to Mr. Schoch that are exercisable as of September 19, 2019, and 3,058 shares which have not yet vested, and over which Mr. Schoch has sole voting power but no dispositive power.

(11)

Includes 14,376 shares which were being held by the Company in escrow as of September 19, 2019 pending determination of the overpayment amount to Mr. Lawlor under the fiscal year 2017 incentive compensation plans, and over which Mr. Lawlor had sole voting power but no dispositive power.

(12)	Includes 83,334 shares of common stock issuable upon exercise of stock options granted to Ms. Singh that are exercisable as of September 19, 2019.

(13)

Based upon a Schedule 13G filed on February 8, 2019 with the Securities and Exchange Commission, BlackRock, Inc. has the sole voting and dispositive power over 3,893,655 shares. The principal business address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(14)

Based upon a Schedule 13D and SC 13D/A filed on May 20, 2019 and August 5, 2019, respectively, with the Securities and Exchange Commission, each of the following persons has shared voting and dispositive power over 8,195,972 shares of common stock: Hudson Executive Capital LP, which serves as investment advisor to certain affiliated investment funds which have the right to receive dividends from, and the proceeds from the sale of, the 8,195,972 shares; HEC Management GP LLC, which is the general partner of Hudson Executive Capital LP; and Douglas L. Braunstein, who is the managing partner Hudson Executive Capital LP and the managing member of HEC Management GP LLC. The business address of each of the foregoing persons is 570 Lexington Avenue, 35th Floor, New York, NY 10022.

(15)

Based upon a Schedule 13G/A filed on June 26, 2019 with the Securities and Exchange Commission, each of the following persons has voting and dispositive power over 4,522,672 shares of common stock: Oakland Hills BV, Malabar Hill NV, who is the statutory director of Oakland Hills BV, and Drs F.H. Fentener van Vlissingen, who is the statutory director of Malabar Hill NV. The principal business address of each of the foregoing persons is Albert Hahnplantsoen 23, 1077 BM, Amsterdam, The Netherlands.

Preferred Stock

The following table sets forth, as of September 19, 2019, the beneficial ownership of the series A preferred stock by the Company’s directors, by the named executive officers included in the Fiscal Year 2019 Summary Compensation Table set forth above, by the Company’s current directors and executive officers as a group, and by the beneficial owner of more than 5% of the series A preferred stock. Other than the shares of series A preferred stock beneficially owned by Messrs. Moschner and Reilly, there were no shares of series A preferred stock beneficially owned as of September 19, 2019 by the Company’s directors, by the named executive officers included in the Fiscal Year 2019 Summary Compensation Table set forth above, or by the current directors and executive officers as a group. Except as indicated below, the Company believes that the beneficial owners of the series A preferred stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Name of Beneficial Owner	Number of Shares of Series A Preferred Stock (1)		Percent of Class
Albin F. Moschner	4,000		*
William J. Reilly, Jr.	500		*
Legion Partners Asset Management, LLC	44,250	(2)	9.94%
All current directors and executive officers as a group (13 persons)	4,500		1.01%

*	Less than one percent (1%)

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and derives from either voting or investment power with respect to securities. The percentage of series A preferred stock beneficially owned is based on 445,063 shares outstanding as of September 19, 2019.

(2)

Based upon a Schedule 13D/A filed on November 4, 2016 with the Securities and Exchange Commission, each of the following persons has shared voting and dispositive power over 44,250 shares of series A preferred stock: Legion Partners Asset Management, LLC, Legion Partners, LLC, Legion Partners Holdings, LLC, Christopher S. Kiper, Bradley S. Vizi and Raymond White. Of the aforementioned 44,250 shares, Legion Partners, L.P. I has shared voting and dispositive power over 37,054 shares, and Legion Partners, L.P. II has shared voting and dispositive power over 7,196 shares. The business address of each of the foregoing persons is 9401 Wilshire Boulevard, Suite 705, Beverly Hills, California 90212.

PRELIMINARY COPY—SUBJECT TO COMPLETION

DATED DECEMBER 4, 2019

FORM OF GOLD PROXY CARD

THIS PROXY IS SOLICITED BY HUDSON EXECUTIVE CAPITAL LP, HEC MANAGEMENT GP LLC, HEC MASTER FUND LP, HEC SPV IV LP AND DOUGLAS L. BRAUNSTEIN

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

Annual Meeting of Shareholders of USA Technologies, Inc.

YOUR VOTE IS IMPORTANT--PLEASE VOTE TODAY.

VOTE BY INTERNET

Please access https://www.proxyvotenow.com/[        ] (please note you must type an “s” after “http”).

Then, simply follow the easy instructions on the voting site. You will be required to provide the unique Control Number printed below.

VOTE BY TELEPHONE

Please call toll-free in the U.S. or Canada at [        ], on a touch-tone telephone. (If outside the U.S. or Canada, call [        ].) Then, simply follow the easy voice prompts.

You will be required to provide the unique Control Number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your GOLD proxy card.

CONTROL NUMBER :

VOTE BY MAIL

Please complete, sign, date and return the proxy card in the envelope provided to: Hudson Executive Capital LP, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box [____], New York, NY 10150-[____].

TO VOTE BY MAIL, PLEASE DETACH THE CARD HERE AND SIGN, DATE RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

USA Technologies, Inc.	GOLD PROXY CARD

HUDSON RECOMMENDS THAT YOU VOTE “FOR ALL” OF THE NOMINEES SET FORTH IN PROPOSAL 1:

1. Hudson’s Proposal to Elect Directors.

Nominees:	(01) Lisa P. Baird	(02) Douglas G. Bergeron	(03) Douglas L. Braunstein	(04) Jacob Lamm

	(05) Michael K. Passilla	(06) Ellen Richey	(07) Anne M. Smalling	(08) Shannon S. Warren

                    FOR ALL ❑                         WITHHOLD ALL ❑                         FOR ALL EXCEPT ❑

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT” BOX AND WRITE THE NAME(S) OR NUMBER(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE ABOVE. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

HUDSON RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2:		FOR	AGAINST	ABSTAIN

2. To approve the repeal of each provision of or amendment to the Amended and Restated Bylaws of the Company (as amended, the “Bylaws”), adopted without the approval of Shareholders after November 11, 2019 (the date of the last publicly available Bylaws), and through the conclusion of the Annual Meeting.		☐	☐	☐

HUDSON RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL 3:		FOR	AGAINST	ABSTAIN

3. To approve the Rights Agreement.		☐	☐	☐

HUDSON RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 4:		FOR	AGAINST	ABSTAIN

4. To approve the ratification of the appointment of BDO as the Company’s independent registered accounting firm for fiscal year 2020.		☐	☐	☐

HUDSON RECOMMENDS THAT YOU VOTE “AGAINST” PROPOSAL 5:		FOR	AGAINST	ABSTAIN

5. To approve, on an advisory (non-binding) basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement for the Annual Meeting.		☐	☐	☐

HUDSON RECOMMENDS THAT YOU VOTE FOR A FREQUENCY OF “ONE YEAR” ON PROPOSAL 6:	1 Year	2 Years	3 Years	Abstain

6. To approve, on an advisory (non-binding) basis, the frequency of future advisory votes on the Company’s executive officer compensation.	☐	☐	☐	☐

Signature (Capacity)
Signature (If jointly held)	Date

Please sign exactly as your name(s) is (are) shown on the share certificate to which the Proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

PLEASE VOTE TODAY

SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE.

TO VOTE BY MAIL, PLEASE DETACH THE CARD HERE AND SIGN, DATE RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

GOLD PROXY CARD

USA TECHNOLOGIES, INC.

ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED BY HUDSON EXECUTIVE CAPITAL LP, HEC MANAGEMENT GP LLC, HEC MASTER FUND LP, HEC SPV IV LP AND DOUGLAS L. BRAUNSTEIN

AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF USA TECHNOLOGIES, INC.

The undersigned hereby appoints Douglas L. Braunstein, Scott S. Winter and Richard M. Brand, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock and Series A convertible preferred stock of USA Technologies, Inc., a Pennsylvania corporation (“USAT” or the “Company”), that the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of USAT, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof.

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted on a proposal, this proxy will not be voted on such proposal.

The GOLD proxy card shall be null and void ab initio and of no force or effect if it would have the effect of entitling shareholders of the Company to demand payment for their shares under Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law or would have the effect of causing Hudson Executive LP, HEC Management GP LLC, HEC Master Fund LP, HEC SPV IV LP or Douglas L. Braunstein, or their respective affiliates or associates, to become an “Acquiring Person” for purposes of the Rights Agreement, dated as of October 18, 2019, by and between the Company and American Stock Transfer & Trust Company, LLC.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.